SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Management's Proposal

Annual Shareholders’ Meeting

Summary

MANAGEMENT’S PROPOSAL	2
ATTACHMENT I – COMMENTS FROM MANAGEMENT	5
ATTACHMENT II – ALLOCATION OF NET INCOME	47
ATTACHMENT III - INFORMATION ON THE CANDIDATES TO BE ELECTED AT THE ANNUAL
SHAREHOLDERS' MEETING	52
ATTACHMENT IV – INFORMATION ON MANAGEMENT COMPENSATION	60

Management’s Proposal

Dear Shareholders

Below is the Management's proposal of Companhia Siderúrgica Nacional (“Company”) on the matters to be resolved at the Annual Shareholders’ Meeting to be held on April 26, 2019, at 9:00 a.m., at the Company’s headquarters located at Av. Brigadeiro Faria Lima, 3400, 20º andar, in the City of São Paulo - SP (“ASM”), to resolve on the following agenda:

1. Analyze the management accounts, examine, discuss and vote on the Company’s financial statements and annual management report for the fiscal year ended on December 31, 2018.

We propose that the Company’s shareholders make an assessment of the management accounts and approve Financial Statements and Management Report for the fiscal year ended on December 31, 2018 (“Financial Statements”), as disclosed on February 20, 2019, on the websites of CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and the Company’s Investor Relations website (www.csn.com.br/ri/).

In addition, we also highlight, pursuant to Item III of Article 9 of CVM Instruction No. 481, of December 17, 2009 (“CVM Instruction 481/09”), as amended, that the information in Attachment I of this proposal reflects our comments on the Company's financial situation.

We clarify, as appropriate, that Financial Statements prepared by the Board of Executive Officers were considered adequate by the independent auditors, the Board of Directors, the Audit Committee and the Fiscal Council, according to the Opinions included in the Standardized Financial Statements, approved at the Meeting of the Audit Committee of February 20, 2019 and Fiscal Council Meeting of February 19, 2019, and minutes of the Meeting of the Board of Directors held on February 20, 2019, all disclosed by the Company on the websites of CVM and B3, through the Empresas.Net System and at CSN’s Investor Relations website.

2. Allocation of net income for the fiscal year ended on December 31, 2018 and distribution of dividends.

We propose that the income statement for the fiscal year ended on December 31, 2018, in the amount of R$ 5,074,135,973.74 be allocated as follows:

(i)

R$ 1,291,688,999.34 to absorb accumulated losses of previous periods, with the respective full amortization of the Account of Accumulated Losses, pursuant to Article 30 of Paragraph 1of the Company’s Bylaws and Article 189, caput, of Law 6.404/76;

(ii)	(ii) R$ 189,122,348.72 for the legal profit reserve account;
(iii)	R$ 898,331,156.42 distributed to shareholders as minimum mandatory dividend, corresponding to R$ 0.65091 per share;
(iv)	R$ 2,694,993,469.26 as statutory reserve for working capital and investments.

The proposed allocation above was reflected in Explanatory Note 21 of the Company's Financial Statements and detailed in Attachment II of this proposal, which was elaborated in compliance with Item II of the Sole Paragraph of Article 9 of CVM Instruction 481/09.

3. Establish the number of members of the Board of Directors

It is proposed that the Board of Directors to be elected at the AGM be composed of 05 (five) members, one of them being the candidate indicated by the Company's employees, pursuant to art. 14 of the Bylaws.

The above-mentioned number of members may be increased by a decision to be taken by the shareholders at the AGM, including, but not limited to, the following: (i) adoption of multiple voting system with due compliance with legal requirements; or (ii) minority shareholders exercise the right to elect members of the Board of Directors in a separate vote; in all cases as long as the legal requirements are met.

4. Fixing of the administrators' overall annual compensation for the 2019 financial year

We propose that the compensation of the managers for the 2019 fiscal year be fixed in the global amount of up to R$ 83,176,000.00.

We hereby announce that, in regards to 2018, at the Annual General Meeting held on June 29, 2018 ("AGO 2018"), the amount of up to R$ 80,000,000.00 was approved for compensation but effectively realized in such period the amount of R$ 32,953,792.00.

The variation between the overall amount approved at the AGM 2018 and the amount actually realized in that year was mainly due to the impacts of the global macroeconomic situation, which caused the company to have a global compensation cost lower than initially projected.

We emphasize that the necessary information for the proper analysis of the proposal of the remuneration of the administrators, as established by art. 12 of CVM Instruction 481/09, are available in Annex III of this proposal.

5. Elect the members of the Board of Directors

We inform that the election of members to the Board of Directors will occur through the majority voting system, by single ticket, unless it is required to adopt multiple voting process.

The controlling shareholders of the Company informed Management that they will indicate the following ticket, for election of the members of the Board of Directors:

  • Benjamin Steinbruch, administrator, enrolled with CPF/ MF under nº 618.266.778-87;

  • Yoshiaki Nakano, administrator, enrolled with CPF/ MF under nº 049.414.548-04;

  • Antonio Bernardo Vieira Maia, administrator, enrolled with CPF/ MF under nº 510.578.677-72; and

  • Miguel Ethel Sobrinho, engineer, enter in the CPF / MF under number 332.816.028-00.

In addition, of the above candidates, under the terms of paragraph 2 of art. 14 of the Bylaws, a vacancy shall be reserved for the employee representative to serve on the Board of Directors.

If there is a request for adoption of the multiple voting process, each common share will be allocated as many votes as there are positions to be filled in the Company's Board of Directors, allowing the shareholder the right to accumulate votes in a single candidate or to distribute them among several candidates.

It should be noted that the request for adoption of the multiple vote must be made by shareholders representing at least 5% of the voting capital of the Company, by means of a written notice delivered to the Company within 48 (forty eight) hours before the AGM or through the Distance Voting Form. Once the request is received, the Company will disclose a Notice to Shareholders.

Law 6,404/ 76 also guarantees the right for shareholders to elect one (1) member of the Board of Directors in a separate vote, without the participation of the controlling shareholder, provided that they hold, individually or jointly, 10% (ten per cent) of the voting capital stock, observing the provisions of article 141, paragraph 6 of Law 6,404/ 76.

Accordingly, a shareholder who wishes to request a separate election, as well as to elect a separate member of the Board of Directors, shall, pursuant to article 141, paragraph 6 of Law 6404/76:

i.

in case of attendance at the Meeting, present to the Company, together with other documents required for its accreditation, proof issued by the competent entity of the uninterrupted ownership of the shares, for a period of at least three (3) months, minimum, immediately preceding the AGM; or

ii.

in case of participation by means of the remote voting form, send to the Company, at the electronic address invrel@csn.com.br, proof of the uninterrupted ownership of the shares, issued by the competent entity, during the period of 3 (three) months, at least, immediately prior to the AGM, and such confirmation shall only be considered valid if received in the above e-mail by 6:00 PM (Brasilia time) on April 25, 2019.

Without the evidence mentioned above, the shares will not be computed for the purpose of requesting separate election of a member of the Board of Directors.

As provided in item 10 of the Distance Voting Form, a shareholder may only exercise the right of separate election if he/she has not opted for majority voting or the multiple voting system. Therefore, votes cast via the Distance Voting Form will not be considered if shareholders have requested the adoption of multiple vote process and separate election in the same ballot.

We clarify that, under the terms of art. 10 of CVM Instruction 481/09, the information regarding the candidates for the positions of members of the Board of Directors of the Company indicated above, as well as the employee's representative, are detailed in Annex IV of this proposal.

Finally, management informs that the Shareholders' participation in the AGM may be personal, by a duly constituted proxy or by sending a Distance Voting Form, pursuant to ICVM 481/09, as amended and in accordance with the instructions contained therein in the Manual for Participation in the General Meeting.

São Paulo, March 26, 2019.

The Management

Companhia Siderúrgica Nacional

Attachment I – Comments from Management

(pursuant to item 10 of Attachment 24 of 480/09)

Base Date: December 31, 2018

10. COMMENTS FROM MANAGEMENT

10.1 – The comments below refer to the consolidated financial statements of the Company for the year ended on December 31, 2018, December 31, 2017 and December 31, 2016.

a) overall financial and equity conditions

CSN is a diversified industrial group that operates through business units that integrate and complement each other, creating synergies and vertical and horizontal integration in its industrial chains. CSN’s main activities are the exploration and sale of iron ore, the production of flat and long steel, the manufacture of cement, among other products, integrated through logistics assets such as railways, ports and energy assets. The high quality of its assets and goods, combined with strong cost management and integration of productive units in Brazil and abroad, allow the generation of a higher value than the industry competitors and reduce the volatility of its results.

The information in this item should be read and analyzed together with our consolidated financial statements available on our website (www.csn.com.br) and on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

On December 31, 2018, the Company presented a current liquidity ratio of 1.05, compared to 1.11 on December 31, 2017 and 2.26 on December 31, 2016. The 6%  decrease in the liquidity ratio variation on December 31, 2018, compared to a fall of 51% in 2017 YoY, was due to the debt rollover renegotiations with Banco do Brasil and Caixa Econômica Federal, which shifted maturities from 2018 - 2023 to 2024, thus increasing our long-term debt profile, as shown in Explanitory Note 12 - Loans and Financing. The 51% decrese in December 31, 2017 was due to cash reduction for the payment of debt service, and the increase of short-term debt, which was partially renegotiated with Banco do Brasil and Caixa Econômica Federal, as described in Explanitory Note 32 – subsequent events.

On December 31, 2018, the Company’s net debt totaled R$25.7 billion, versus R$25.4 billion on December 31, 2017, which represented an increase of 1%, mainly due to reduction in cash to amortize principal and interest, in the amount of R$7.2 billion, and an increase in debt by R$6.5 billion as a result of funding in the amount of R$2.2 billion and R$4.3 billion related to provisions for charges and foreign exchange variations, as detailed in Explanitory Note 12 - Loans and Financing. On December 31, 2016, net debt totaled R$248 billion.

The following table reflects the Company's financial condition in the last three years:

*Nota: The amount of loans and financing in the table above includes transaction costs, pursuant to the table in item 10.1 (f).

b) capital structure and possibility of redemption of shares or stocks

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the capital structure of the Company in the last three years, with funding from equity and third-party capital:

c) payment capacity regarding the financial commitments undertaken

The Company currently has a liquidity position that allows it to honor its short-term commitments. The Company's 2019 plan focuses on reducing disbursements, extending its debt amortization schedule and preserving cash.

The following charts show the cash and cash equivalents against maturities of loans and financing on December 31, 2018, December 31, 2017 and December 31, 2016.

*Amounts referring to loans and financing include transaction costs.

d) funding sources used for the working capital and for investments in non-current assets

The funding sources used by the Company for working capital and for investment in non-current assets were trade finance lines, development bank lines, debt securities issued in foreign markets (bonds), debentures, and bank credit notes (CCB), sale of receivables, transfer of supplier credit, as well as own resources. These financing sources in the domestic and foreign markets are described in item 10.1(f). In 2018, we issued a Bond with maturity in 2023 and proceeds were used to repurchase Bonds maturing in 2019 and 2020. In addition, advances were made on the Exchange Contract (ACC) to guarantee the Company's short-term liquidity and vehicle financing through CDC (Direct Consumer Credit).

e) funding sources for working capital and investments in non-current assets that the Company intends to use to cover the liquidity shortfalls

The Executive Board believes that if it becomes necessary to cover any liquidity shortfalls, the Company may contract special credit lines, financing with banks and negotiate with its suppliers.

Also has as its main purpose reducing the Company's financial leverage, therefore the Management is committed to a plan to sell a set of assets. The Company considers several sales scenarios that vary according to different macroeconomic and operational assumptions.

f) levels of indebtedness and characteristics of debts, also describing:

(i)           Significant loan and financing agreements

Significant loan and financing agreements on December 31, 2018

Amounts in R$ thousand

(1) In November 2018, the Company concluded the Prepayment negotiation of the US $ 250 million debt rollover with Banco Santander, shifting maturities from 2019 to 2022.

(2)   In February 2018, the Company issued debt securities in the foreign market ("Notes"), through its subsidiary CSN Resources S.A., in the amount of US$350 million, maturing in 2023 with interest of 7.625% per year. In parallel, a tender offer ("Tender Offer") of the Notes was issued by CSN Islands XI Corp. and CSN Resources S.A., subsidiaries of the Company, in which US$350 million in bonds were repurchased which had maturities for 2019 and 2020. The Notes are unconditionally and irrevocably guaranteed by the Company.

(3) In February 2018, the Company concluded the debt negotiation in the amount of R$4.9 billion with Banco do Brasil S.A. ("BB"), related to its own issues of Export Credit Notes plus the issues made by its subsidiary CSN Mineração, shifting maturities from 2018-2022 to December 2024, with a portion of Usiminas shares, owned by the Company, as guarantee.

The table below illustrates the average interest rates:

The table below illustrates the average interest rates:

(*) To determine the average interest rates of floating rate debt contracts, the Company considered rates as of December 31, 2018.

Maturities of loans, financing and debentures presented in non-current liabilities

On December 31, 2018, the principal updated of interest and monetary restatement of long-term loans, financing and debentures has the following structure of maturity per year:

Funding of loans and amortizations, financing and debentures

The table below shows the amortizations and funding during the fiscal year:

1. Includes unrealized exchange and monetary variations.

In 2018, the CSN Group contracted and amortized loans, as shown below:

•           Funding and Amortizations

•          Covenants

The Company's debt agreements include the compliance with certain non-financial obligations, such as the maintenance of certain performance parameters and indicators, the disclosure of its audited financial statements according to regulatory terms and the payment of commission for the assumption of risk if the net debt indicator over EBITDA reaches the levels established in the said agreements. The Company is in compliance with the financial and non-financial obligations (covenants) of its current contracts, not considered eventual non-compliances already remedied or that have not generated the debt acceleration or any type of accounting provision.

On December 31, 2018, the Company had provisioned R$38,134 thousand in the Consolidated (R$30,843 thousand on December 31, 2017) and R$14,031 thousand in the Parent Company (R$13,413 thousand on December 31, 2017) as commission for the assumption of risks.

b) Significant loan and financing agreements on December 31, 2017 e 2016

Amounts in R$ thousand

On December 31, 2017, the principal updated of interest and monetary restatement of long-term loans, financing and debentures had the following structure of maturity per year:

Amounts in R$ thousand

(*)In February 2018, the Company completed the debt rollover with Banco do Brasil, as well as the issuance of debt securities and debt repurchase of US$350 million (Tender Offer).

•     Funding of loans and amortizations, financing and debentures

The table below shows the amortizations and funding during the fiscal year:

Amounts in R$ thousand

1. Including interest, exchange rate variations and unrealized monetary variations.

In 2017, the CSN Group contracted and amortized loans, as shown below:

•    Funding

(*) The operation was amortized on February 2, 2018.

•     Covenants

The Company's debt agreements include the compliance with certain non-financial obligations, such as the maintenance of certain performance parameters and indicators, the disclosure of its audited financial statements according to regulatory terms and the payment of commission for the assumption of risk if the net debt indicator over EBITDA reaches the levels established in the said agreements under penalty of early maturity. The Company is in compliance with the financial and non-financial obligations (covenants) of its current contracts.

On December 31, 2017 the Company had provisioned R$30,843 thousand in the Consolidated and R$13,413 thousand in the Parent Company as commission for assumption of risks.

Debebenture

•    Seventh issue

In March 2014, the Company issued 40,000 debentures in a single series, all unsecured and non-convertible, for a unit par value of R$10 thousand, totaling R$400,000 million, with interest of 111.20% per year of the CDI with final maturity in March 2021 and option of early redemption.

•     Eighth issue

In January 2015, the Company issued 10,000 debentures in a single series, all unsecured and non-convertible, for a unit par value of R$10 thousand, totaling R$100 million, with interest of 113.70% per year of the CDI with final maturity in January 2022 and  option of early redemption.

•     Ninth issue

In June 2015, the Company issued 10,000 debentures in a single series, all unsecured and nonconvertible, for a unit par value of R$10 thousand, totaling R$100 million, with interest of 113.70% per year of the CDI with final maturity in March 2022 and option of early redemption.

Sureties

The sureties granted within the Company's loan and financing agreements include property, plant and equipment, endorsements and guarantees, and do not include sureties granted to subsidiaries and jointly controlled companies.

(ii) other long-term relationships with financial institutions;

Not applicable.

(iii) degree of subordination between debts;

The labor and tax obligations, as well as the financial debts that have collateral, have the preferences and prerogatives provided for by law in the event of an insolvency of the Company's creditors.

Considering all of the Company's current and non-current liabilities, on December 31, 2018, the amount of R$26,295,084 thousand, or 70.47%, corresponded to unsecured obligations versus R$36,891 thousand, or 99.92% on December 31, 2017 and R$30,409 thousand, or 99.90% on December 31, 2016. The unsecured obligations include: (i) debts with no collateral; and (ii) debts with fiduciary guarantee.

The unsecured obligations are subject (observing the preference provided for by law to labor and tax obligations, in case of possible creditors’ insolvency) to the preference of the Company's debts with collateral, which, on December 31, 2018 totaled R$11,019 thousand, or 29.53%, of the sum of the Company’s current and non-current liabilities, compared to the amount of R$30,308 thousand, or 0.08% of the sum recorded on December 31, 2017 and  R$31,377 thousand, or 0.10%, of the sum recorded on December 31, 2016.

The loans and financings made between subsidiaries of the Company's economic conglomerate (except those destined to the transfer of funds arising from the issuance of foreign debt issued by subsidiaries) are subordinated to the payment priority of debt with Banco do Brasil.

 (iv) any restrictions imposed on the Company, in particular concerning debt limits and contracting new debt, distribution of dividends, disposal of assets, issuance of new securities and the sale of corporate control.

The Company's loans and financing have certain restrictive contractual clauses, which are usual in financial agreements in general and in transactions of the same type, being exemplified below:

The financing contracted with BNDES is subject to the “Provisions Applicable to BNDES Agreements”. Pursuant to the said Provisions, borrowers, such as the Company, may not, without the prior consent of the BNDES: (i) contract new debts (except those provided for in the said Provisions, including loans to cover the regular management of the Company); (ii) grant preference to other credits; (iii) amortize shares; (iv) issue debentures or beneficiary parties; (vi) sell or encumber assets of its permanent assets (except in the cases provided for in the said Provisions); and (vii) change its effective, direct or indirect control.

The financing contracted with FINEP (Financer of Studies and Projects) and certain agreements for the issue of insurance-guarantees provides that, among other provisions, any change in the control of the Company without the prior consent of FINEP or the insurer may lead to the early maturity of the financing or insurance-guarantee, as the case may be.

Under the terms of the agreements governing the 5th, 7th, 8th and 9th issues of Debentures of the Company, among other provisions, the Company may not be merged, incorporated or split, unless the transaction has previously been approved by debenture holders holding at least 75% of the outstanding debentures (excluding intra-group transactions, with express provision in the debentures deed), or if the holders are assured the redemption of the debentures, for their nominal value plus a compensation, at least 6 months after the disclosure of the minutes of the shareholders’ meeting resolving on the transaction.

Certain bonds issued by subsidiaries of the Company abroad (“Notes”) provide that, among other provisions, the Company, as guarantor, may not: (i) merge, be incorporated or sell all or a substantial part of its assets to third parties, except if the Company is the entity resulting from this corporate reorganization or if this entity is a company based in Brazil, in any country of the European Union or in the United States, that undertakes the guarantor obligations;  (ii) encumber its assets, except as permitted in the issuance documents; and (iii) contract new debts, except as permitted in the issuance documents.

Certain financing held by the Company contain restrictions on the Company in relation to: (i) the distribution of extraordinary dividends arising from the sale of the control of operating assets that it entails in the assumptions provided in the financing documents; (ii) not to split and/or sell assets of the Company to third parties (not belonging to the economic group of the Company) either through a single operation or through a series of interrelated operations in the same fiscal year, with net revenue or operating income (EBIT) representing more than 10% of the net revenues and consolidated operating income of the Company's group, as ascertained in the financial statements of the fiscal year in which the said transaction was carried out, without prior and express authorization by the financier; (iii) changes in its control status, except if the indirect control of the Company is maintained by any "permitted shareholder" as defined in the transaction documents; (iv) its debt level (Net Debt/EBITDA), according to the terms of the financing documents; and (v) the sale of control of CSN Mineração S.A.

g) limits of use of the financing already contracted and percentage already used.

 In 2016, Finep granted financing to partially cover expenses incurred in the preparation and execution of the strategic innovation plan. The financing was made available through  4 installments that followed a disbursement schedule. During 2016, 13% of one installment of the project was paid in advance in February, 2019. The others installments are expected to occur in 2019.

h) significant changes in each item of the financial statement

Comparison of the main accounts of the consolidated income of December 31, 2018, December 31, 2017 and December 31, 2016, prepared in accordance with IFRS and CPC.

Income Statement for the Company’s fiscal year (consolidated) - R$ thousand:

Comparison of Results for the fiscal years ended on December 31, 2018 and December 31, 2017:

Net Revenue from Sales and/or Services

In the fiscal year ended on December 31, 2018, net revenue reached R$22,968 million, 24% higher than the amounts recorded in 2017. This increase was a result of the improvement in the steel sales volume, mining sales and better average prices for iron ore due to the Platts appreciation.

Cost of goods and services sold

In the fiscal year ended on December 31, 2018, the consolidated cost of goods sold (“COGS”) reached R$16,106 million, up by 18% when compared to the amounts in 2017. This result is justified by the increase in raw material prices, the impact from the appreciation of the US dollar against the real in the period (+18.5%) and the increase in volumes.

Gross Income (Loss)

In the fiscal year ended on December 31, 2018, gross profit totaled R$6,863 million, up by 39% over 2017, due to the reasons described above.

Other Revenues (Expenses), net

In the fiscal year ended on December 31, 2018, the account of “Other Operating Revenues and Expenses” totaled a positive amount of R$2,705 million. The positive effect was due to the sale of the Heartland Steel Processing LLC subsidiary to Steel Dynamics (SDI) for R$1.164 million, increase in value of shares classified as fair value in the profit and loss account (resulting in an approximate gain of R$1,655 million) and R$1,102 million in the recognition of the non-inclusion of ICMS tax in the previous years, generating recoverable taxes.

As for Operating Expenses, we highlight an increase by R$104 million in reference to the contractual amendment with the parent company MRS, related to the revision of the "Annual Transportation Plan", R$278 million as a result of a cash flow hedge, loss of inventories in the amount of R$ 134 million, expenses with environmental liabilities by nearly R$53 million, and R$23 million in provisions for industrial restructuring.

Equity Income

Equity Income in 2018 was R$136 million, an increase by R$109 million of the amounts recorded in 2017. This was mainly due to the improved results at MRS Logística S.A. (“MRS”).

Net Financial Income

In the fiscal year ended on December 31, 2018 the Company's net financial result was negative by R$1,496 million and R$ 2,464 million in 2017.

The elements that influenced results in 2018 were mainly caused by the monetary restatement referring to the recognition of the exclusion of ICMS in the calculation basis of PIS and COFINS of previous years, in the amount of R$1.106 million. Financial expenses fell sharply in the period, due to the fall in SELIC, generating a reduction of approximately R$470 million.

Income Tax and Social Contribution - Current and Deferred

In 2018, the reduction of income tax and social contribution expenses in the period is mainly due to the increase in deferred income tax and social contribution (IR/CS) due to the reversal of tax credits loss recorded in prior years, in the amount of R$97 million.

Consolidated Net Profit (Loss)

In view of the foregoing presented in the above items, in the fiscal year ended on December 31, 218, CSN recorded a consolidated net income of R$5,201 million. In 2017, the Company’s recorded consolidated net income was R$111 million.

Comparison with Results for the fiscal years ended on December 31, 2017 and December 31, 2016:

Net Revenue from Sales and/or Services

In the fiscal year ended on December 31, 2017, net revenue reached R$18,524 million, up by  8% than the results recorded in 2016, price adjustments for steel products (average steel prices increased by 12% in 2017 compared to the previous year), while in the mining segment, there was a reduction in iron ore volume, offset by better prices.

Cost of goods and services sold

In the fiscal year ended on December 31, 2017, the consolidated cost of goods sold (“COGS”) totaled R$13,596 million, 7.6% higher than 2016, accompanying the lower sale volume in the mining segment and higher raw material prices in the steel segment.

Gross Income

In the fiscal year ended on December 31, 2017, gross income reached R$4,928 million, up by 9.3% over the results achieved in 2016, due to the reasons described above.

Other Revenues (Expenses), net

In 2017, the account of “Other Operating Revenues and Expenses” came in positive by R$177 million, mainly due to the positive effect of the monetary restatement of the Eletrobrás loan and in 2016, the negative amount of R$413 million was due to the impairment of the fair value of Transnordestina Logística S.A.

Equity Income

Equity Income in 2017 was R$109 million, a R$65 million increase over 2016. This result is mainly due to the better results at MRS Logística S.A. (“MRS”) and a strong reduction in the losses that reflect in the equity income results of TLSA.

Net Financial Income

In 2017, the Company's net financial result was a negative by R$2,464 million, compared to a negative net financial result of R$2,522 million in 2016, basically due to:

• Reduction by R$541 million in financial expenses, going from R$3,283 million in 2016 to R$2,742 million in 2017, due to the CDI fluctuation on outstanding loans and financing.

• Reduction by R$349 million in financial revenues, from R$644 million in 2016 to R$295 million in 2017, due to the fluctuation of the CDI on financial investments, reduction of cash and re-purchase of securities that in 2016.

• R$133 million variation in expenses with monetary restatements, which went from a revenue of R$117 million in 2016, to an expense of R$16 million in 2017, mainly due to the US dollar. In 2016, Future Operations in US dollars were settled.

Income Tax and Social Contribution - Current and Deferred

The increase in income tax and social contribution expenses in the period is due to pre-tax income that resulted in an income tax expense of R$177 million and adjustments to reflect the effective tax rate. Further details are available on Note 16 to the Consolidated Financial Statements.

Consolidated Net Profit (Loss)

Due to the explanations in the above item, in 2017 CSN recorded a consolidated net profit of R$111 million. In 2016, the Company had registered a consolidated net loss of R$853 million.

Balance Sheet of the Company (consolidated) - R$ thousands:

Comparison of the main accounts of the consolidated income of December 31, 2018, December 31, 2017 and December 31, 2016, prepared in accordance with IFRS and CPC:

Comparison between the balance sheets of December 31, 2018 and December 31, 2017:

Cash and Cash Equivalents: comprised mainly by financial investments in public securities, private securities and overseas investments in Time Deposit in first-tier banks. The balance of cash and cash equivalents as of December 31, 2018 was R$ 2,248 million, 34% lower than the R$3,411 million recorded on December 31, 2017. This reduction is mainly due to the use of time deposit and private securities of overseas subsidiaries to meet the Company's cash requirements.

Financial Investments: On December 31, 2018, the balance of R$ 896 million included: (i) government securities (LFT – Treasury Bonds) managed by exclusive funds and traded at B3 S.A. – Brasil, Bolsa, Balcão, with Selic income and immediate liquidity; and (ii) financial investment connected to the Bank Deposit Certificate (CDB) to guarantee a surety letter, with CDI income, immediate liquidity and also traded at B3 S.A. – Brasil, Bolsa, Balcão.

Accounts Receivable: Reduced by approximately R$120 million, in which we highlight the reduction of the average term of receivables by 8 days. (4Q17: 34 days to 4Q18: 26 days).

Inventories: Inventories increased by approximately R $ 575 million, in which we highlight the purchase of raw materials in general, mostly plates and reducers. There was also an increase in the inventory turnover in 7 days (4Q17: 95 days for 4Q18: 102 days).

Other Current Assets: The increase refers mainly to PIS/COFINS credits. On September 20, 2018, the Special Appeal filed in 2006, in which CSN and Federal Union were parties, in relation to discussions on the non-inclusion of ICMS in the calculation base for PIS and COFINS, confirmed CSN the right to compensate for the amounts unduly paid under these taxes from 2001 to 2013. Accordingly, the Company recognized, in 2018, an amount of R$794 million in current assets.

Non-current Assets

Other Non-current Assets: In the second half of 2018, a credit was recognized for the non-inclusion of ICMS in the PIS and COFINS calculation. With the final legal decision given on September 20, 2018, CSN received the right to compensate amounts unduly collected under these taxes. The amount of R$1,415 million was recognized as non-current assets.

Permanent Assets: On December 31, 2018, the balance of the property, plant and equipment account reached R$18,047 million, up by 0.5% versus 2017. This variation is mainly due to the acquisitions made in the period in the approximate amount of R$1,328 million (R$1,159 million in acquisitions for projects in progress), partially offset by the depreciation of R$1,206 million during the period.

Investments: On December 31, 2018, investments totaled R$5,631 million, being 2.4% higher than the R$5,500 million recorded in 2017, due to improved results at MRS Logística S.A. (“MRS”).

Liabilities

Loans and Financing – Short-term and Long-term: The Company's consolidated gross debt totaled R$28,827 million as of December 31, 2018, in which we highlight:

•    In November 2018, the Company concluded the Prepayment negotiation of the US$250 million debt rollover with Banco Santander, shifting maturities from 2019 to 2022.

•    In February 2018, the Company issued debt securities in the foreign market ("Notes"), through its subsidiary CSN Resources S.A., in the amount of US$350 million, maturing in 2023 with interest of 7.625% per year. In parallel, a tender offer ("Tender Offer") of the Notes was issued by CSN Islands XI Corp. and CSN Resources S.A., subsidiaries of the Company, in which US$350 million in bonds were repurchased which had maturities for 2019 and 2020. The Notes are unconditionally and irrevocably guaranteed by the Company.

•    In February 2018, the Company concluded the debt negotiation in the amount of R$4.9 billion with Banco do Brasil S.A. ("BB"), related to its own issues of Export Credit Notes plus the issues made by its subsidiary CSN Mineração, shifting maturities from 2018-2022 to December 2024, with a portion of Usiminas shares, owned by the Company, as guarantee.

•    In August 2018, the Company concluded the negotiation of the debt rollover, in the amount of R$6.8 billion with Caixa Econômica Federal, referring to the Bank Credit Notes, shifting maturities from 2018-2023 to 2024, with a portion of Usiminas shares, owned by the Company, as guarantee.

Suppliers: Increase by 40% in 2018 (R$2,506 million in 2017 versus R$3,474 million in 2018). The Company negotiation its payment terms with suppliers, resulting in the lengthening of the average term by 16 days (4Q17: 62 days to 4Q18: 78 days).

Differed Taxes: On December 31, 2018, the account of deferred tax liability totaled R$602 million, in which we highlight:

• R$253 million related to unrecorded deferred income tax and social contribution;

• R$3,087 million of estimated losses with deferred income tax and social contribution credits;

• R$1,031 million of deferred income tax and social contribution arising from the combination of the mining and related logistics businesses of CSN and Namisa in 2015;

• Partially offset by (i) R$1,011 million related to the taxation of exchange rate variations under the cash basis regime to ascertain the income tax and social contribution on net profit; (ii) R$1,326 million of tax losses and negative basis; (iii) R$363 million from losses with financial assets available-for-sale; (iv) R$276 million referring to the actuarial calculations of the pension and health plans (v) Hedge accounting cash flow recorded in equity: R$ 490 million.

Pension and Health Plan: Balance of R$905 million on December 31, 2018 (R$909 million on December 31, 2017) consists mainly of post-employment health benefits, whose actuarial liability is approximately R$897 million.

Comparison between the balance sheets of December 31, 2017 and e December 31, 2016:

Cash and Cash Equivalents: comprised mainly by financial investments in public securities, private securities and overseas investments in Time Deposit in first-tier banks. The balance of cash and cash equivalents on December 31, 2017 was R$3,412 million, 30% less than the R$4,871 million recorded on December 31, 2016. This reduction is mainly due to (i) to the use of Time Deposits and private securities resources from overseas subsidiaries to meet the Company's cash requirements; and (ii) lower CDI rate on investments in local currency

Financial Investments: On December 31, 2017, the balance of R$736 million included: (i) government securities (LFT – Treasury Bonds) managed by exclusive funds and traded at B3 S.A. – Brasil, Bolsa, Balcão, with Selic income and immediate liquidity; and (ii) financial investment connected to the Bank Deposit Certificate (CDB) to guarantee a surety letter, with CDI income, immediate liquidity and also traded at B3 S.A. – Brasil, Bolsa, Balcão.

Inventories: The variation in the period basically refers to "products in preparation", due to the increase in the production of slabs: 3,016 thousand tons in 2016 to 4,216 thousand tons in 2017, up by 40% in the period.

Other Current Assets: Increased by 16.6% (from R$852 million on December 31, 2016 to R$994 million on December 31, 2017), and mainly explained by recoverable PIS/COFINS and ICMS and income tax and social contribution to be compensated.

Non-current Assets

Deferred Taxes: Deferred income and social contribution taxes held in non-current assets refer exclusively to tax losses and negative basis of social contributions and was limited to 30% of deferred income tax and social contribution recognized in liabilities.

Other Non-current Assets: The increase by 50.9% (from R$1,676 million on December 31, 2016 to R$2,528 million on December 31, 2017) is mainly explained by the monetary restatement of the Eletrobrás loan in the amount of R$755 million. Further details are available in note 23 of the Consolidated Financial Statements.

Investments: On December 31, 2017, investments totaled R$5,500 million, 20.4% higher than the R$4,568 million amount recorded on December 31, 2016. The variation in investment during the period is mainly due to the mark-to-market of investments classified as available-for-sale, currency conversions of overseas investments whose functional currency is not the Real, actuarial gain/loss and gain/loss on hedge instruments for investments recorded by the equity method.

Permanent Assets: On December 31, 2017, property, plant and equipment reached R$17,965 million, down by 1% versus 2016. This variation is mainly due to acquisitions made in the period in the amount of R$1,063 million (R$ 952 million refers to acquisitions for projects in progress), partially offset by the depreciation in the period, in the amount of R$1,380 million.

Intangible Assets: On December 31, 2017, intangible assets totaled R$7.272 million, down by R$14 million versus 2016. The balance is basically comprised by goodwill and fair value of intangible assets in the mining and logistics business combination between CSN and Namisa in 2015.

Liabilities

Loans and Financing: The Company’s gross debt totaled R$29,511 million on December 31, 2017, down by 3% versus the amount of R$30,441 million recorded on December 31, 2016, mainly due to (i) amortization of interest on fixed rate notes; (ii) amortization of key prepayment and interest contracts; (iii) amortization of interest on CCB contracts (iv) appreciation of real freight to the US dollar during the period and (v) amortization of principal and interest on debenture contracts.

It is also worth noting that in February 2018, the Company completed a debt roll-out with Banco do Brasil, as well as the issuance of debt securities and repurchase of US$350 million (Tender Offer). See note 32 of the Consolidated Financial Statements.

Suppliers: Increased by 40% (R$2,461 million in 2017 versus R$1,763 million in 2016). During 2017, the Company renegotiated its payment terms with suppliers, which resulted in the lengthening of the average term by 11 days (4Q16: 51 days to 4Q17: 62 days).

Differed Taxes: On December 31, 2017, the deferred taxes totaled R$1,174 million, which mainly comprises:

• R$1,894 million related to unrecorded deferred income tax and social contribution;

• R$3,054 million of estimated losses with deferred income tax and social contribution credits;

• R$1,041 million of deferred income tax and social contribution arising from the combination of the mining and related logistics businesses of CSN and Namisa in 2015;

• Partially offset by (i) R$ 1.511 million related to the taxation of exchange rate variations under the cash basis regime to ascertain the income tax and social contribution on net profit; (ii) R$1,022 million from losses with financial assets available-for-sale; and (iii) R$ 1.544 million of tax losses and negative basis.

Pension and Health Plan: The balance of R$909 million on December 31, 2017 (R$719 million on December 31, 2016). The increase by R$189 million refers basically to the post-employment health benefit, mainly impacted by the reduction of the real discount rate and the increase in the average medical cost (claim cost).

Net Equity: The Company’s shareholders’ equity on December 31, 2017 totaled R$8,288 million, up by R$904 million versus the shareholders’ equity in 2016, mainly due to the appreciation of common shares (USIM3) and preferred shares (USIM5) issued by Usiminas, which recorded a gain of R$847 million as other comprehensive income.

Cash Flow of the Company

The table below shows the comparative table of the Company's cash flows on December 31, 2018, December 31, 2017 and December 31, 2016, in R$ thousand:

Comparison between cash flows in 2018 and 2017:

The Company's free cash flow in 2018 was negative by R$1,164 million, compared to a negative cash flow of R$1,460 million in 2017.

Operating Activities

Operating cash generation was R$2,208 million and R$572 million in 2018 and 2017, respectively. The variation by R$1.636 million in cash from operating activities is mainly due to the following factors:

•   In 2018, there was an improvement in the Company's results, with consolidated net income of R$5,201 million, compared to consolidated net income of R$111 million in 2017. The increase of R$5,090 million derives from the following main factors:

o The recognition in 2018 of tax credits of PIS and COFINS of R$2,208 million, due to the non-inclusion of ICMS in the basis of calculation of contributions. The amounts paid over from 2001 to 2013 will be offset against future payments;

o Net gains of R$1,164 million arising from the sale of the subsidiary CSN LLC in 2018.

o Gains arising from Usiminas’ shares, measured at fair value in the amount of R$1,656 million.

Investment Activities

The cash flow used in investing activities was R$98 million in 2018 and R$1,049 million in 2017. The reduction by R$951 million was mainly due to the net gain of R$1,670 million from the sale of the subsidiary CSN LLC in 2018, mainly offset by an investment of R$1,236 million compared with R$1,059 million in 2017, an increase of R$477 million and R$ 168 million redemption of financial investments in 2018

Financing Activities

The cash flow used in financing activities was R$3.257 million in 2018 and R$994 million in 2017, a variation of R$2,263 million. The mainly accounts are:

•  Debt amortization increased by R$3,492 million in 2018, from R$1,528 million in 2017 to R$5,020 million in 2018, partially offset by R$1,611 million of new funding in 2018, R$534 million in 2017 to R$2,144 million in 2018;

•  Dividends paid in 2018 in the amount of R$502 million, partially offset by the receipt of cash of R$213 million from the sale of shares in treasury.

Comparison between 2017 and 2016 cash flows:

The Company's free cash flow in 2017 was negative by R$1,460 million, compared to a negative cash flow of R$2,990 million in 2016.

Operating Activities

Operating cash generation was R$572 million and R$276 million in 2017 and 2016, respectively. The variation by R$296 million in cash from operating activities is due to an increase by R$2,781 million resulting from the reconciliation of consolidated net income (loss) on items that do not affect cash, and by the increase by R$744 million in the Company’s working capital:

o In 2017, there was an improvement in the Company's results, with consolidated net income of R$111 million compared to a consolidated net loss of R$853 million in 2016.

o Equity income in 2016 was positive by R$ 109 million, up by R$65 million from the amounts recorded in 2016. This result is mainly due to the better results at MRS and a strong reduction in the loss at TLSA by the equity method.

o Impact on net monetary and exchange variations due to fluctuations of the US dollar.

o Recognized monetary restatement from the Eletrobrás loan, in the amount of R$755 million.

o The variation in working capital is highlighted by inventories. In the period, there was an increase in the production of plates, up by 40% in relation to 2016.

Investment Activities

The cash flow used in investing activities was R$1,049 million in 2017 and R$2,305 million in 2016. The variation of R$1,256 million is mainly due to (i) result of operations from derivatives and (ii) acquisition of property, plant and equipment.

Financing Activities

The cash flow used in financing activities went from R$883 million in 2016 to R$994 million in 2017, where we highlight the funding and amortization of loans and financing. More details are available on nota 11 of the Consolidated Financial Statements.

10.2

a) results of the Company's operations, especially

(i) Description of any significant components of revenue

The Company is a highly integrated company operating in the entire steel production chain, from the extraction of iron ore to the production and sale of coils, tin plates for packaging and steel profiles. The Company also has interests in railways, port terminals and energy generation companies, as well as in cement production.

The Company always seeks to maximize the return to its shareholders, focusing on five key activities: (i) mining; (ii) steel; (iii) logistics; (iv) cement; and (v) energy.

1. Mining

1.1. Iron Ore

CSN Mineração, a company resulting from the combination of CSN's mining and related logistics businesses, through the merger of Casa de Pedra, Namisa and other mines of the Group, sold around 37 million tons of iron ore in 2018, being 5.2 million allocated to the Presidente Vargas Plant.

The majority of the Company’s net revenue from the sale of iron ore comes from exports, mainly to Asia, especially China.

In 2017, CSN sold approximately 33 million tons of iron ore in which 5.2 million were directed to steel production. In 2016, CSN sold approximately 37 million tons of iron ore in which 4.1 million tons were directed to steel production.

1.2. Limestone and Dolomite

The Bocaina mine, a limestone mine located in Arcos/MG, is responsible for the supply of calcific limestone and dolomitic limestone, raw materials used by the Company for the production of steel and cement.

In 2018, the Bocaina mine produced 4.760 million tons of limestone and dolomite, supplying (i) approximately 1.725 million tons of steel smelting (limestone and dolomite) to the Presidente Vargas Plant; (ii) 2.562 million tons of non-steel limestone for the manufacture of clinker in Arcos/MG; (iii)  there was no supplying of non-steel limestone for the production of cement at the Mill located at the Presidente Vargas Plant; and (iv) 0.382 million tons of limestone byproducts sold as inputs to industries that produce agro limestone.

In 2017, the Bocaina mine produced 5.181 million tons of limestone and dolomite, supplying (i) approximately 1.784 million tons of steel smelting (limestone and dolomite) to the Presidente Vargas Plant; (ii) 2.610 million tons of non-steel limestone for the manufacture of clinker in Arcos/MG; (iii)  there was no supplying of non-steel limestone for the production of cement at the Mill located at the Presidente Vargas Plant; and (iv) 0.251 million tons of limestone byproducts sold as inputs to industries that produce agro limestone.

In 2016, the Bocaina mine produced 3.42 million tons of limestone and dolomite, supplying (i) approximately 1.284 million tons of steel smelting (limestone and dolomite) to the Presidente Vargas Plant; (ii) 1.508 million tons of non-steel limestone for the manufacture of clinker in Arcos/MG; (iii)  0.029 million tons of non-steel limestone for the production of cement at the Mill located at the Presidente Vargas Plant; and (iv) 0.158 million tons of limestone byproducts sold as inputs to industries that produce agro limestone. In addition, 0.247 million tons of limestone byproducts were stored for future use in the production of clinker, after the implementation of the new clinker kiln which began to operations in the second half of 2016.

The clinker factory, main raw material for the manufacture of cement, provided 0.5 million, 0.7 million and 0.4 million tons of clinker in 2018, 2017 and 2016, respectively, to the Grinding Plant at Volta Redonda/RJ.

1.3. Tin

One of the main raw materials for the production of tinplate is tin, produced by CSN's subsidiary, Estanho de Rondônia S.A. (“ERSA”), with a production capacity of approximately 3,2 thousand tons/year of tin. ERSA includes Santa Bárbara’s mining, at Itapuã do Oeste, from which the cassiterite is extracted, and Ariquemes’ smelter, from which the tin is obtained, both in the State of Rondônia.

The tin produced by ERSA is used by the Company in the production of tin plates at the Presidente Vargas Plant (“UPV”). In 2018, 454 tons of tin were sold to UPV, 360 tons in 2017 and 193 tons in 2016.

1.4. Tecar

Tecar is responsible for the shipment of all iron ore sold by the Company in the transoceanic market. In addition, other products such as coal, oil coke, sulfur and zinc concentrate are landed by Tecar for its own consumption and for several customers.

In 2018, 29.4 million tons of own and third-party iron were shipped by Tecar and 3.4 million tons of coke coal and other reducers were landed.

In 2017, 26.8 million tons of own and third-party iron were shipped by Tecar and 3.3 million tons of coke coal and other reducers were landed.

In 2016, 32 million tons of own and third-party iron were shipped by Tecar and 2.3 million tons of coke coal and other reducers were landed.

2. Steel Industry

Dominating the entire steel production chain, the Company meets the demand of different segments of the industry, with a diversified line of products with high added value. A The Company produces the several types of galvanized coated materials, resistant to corrosion.

The main markets supplied by the Company are: automotive, civil construction, large network (distribution), white line (household appliances), OEM (capital goods) and metal packaging.

The Presidente Vargas Plant, the Company’s main steel unit, has an annual installed capacity of 5.6 million tons of crude steel, with two blast furnaces, one melting furnace with three oxygen converters, three slab casting units and complete hot and cold rolling mills, coating and finishing of flat steel.

The Company also produces tinplate sheets at its unit in Volta Redonda, which are used in the packaging sector.

At the end of 2013, a unit for the production of long steel was inaugurated at the Presidente Vargas Plants in Volta Redonda, built to reach an annual production capacity of 500,000 tons in rebar and wire rod. The plant has an electric arc furnace, continuous casting for billets and a hot rolling mill for long products of round section.

The Company has five galvanizing lines in Brazil, distributed as follows: three at the Presidente Vargas Plant in Volta Redonda/State of Rio de Janeiro, one in Porto Real also in the State of Rio de Janeiro and another at CSN’s branch located in Araucária, in the state of Paraná.

The Presidente Vargas subsidiary is located in Porto Real, on the axis between the cities of Rio de Janeiro and São Paulo, serving mainly the automotive sector, offering a wide range of products and services of international standard. It has a hot dip galvanizing line, service center for cuts and blanks, and a modern laser welding center for welded blanks.

The CSN subsidiary is located in Araucária, in the metropolitan region of Curitiba/PR and the unit has pickling, cold rolling, galvanizing, pre-painting and service centers for cutting and producing blanks. Its main products are 55% Al-Zn alloy coated steel, which combines gloss and durability, and pre-painted steel, both heavily applied in the construction and white goods sectors. Still, this unit can produce galvanized steel with pure zinc coating.

CSN also has two subsidiaries abroad: (i) Lusosider Aços Planos SA, in Paio Pires, Portugal, operating in the pickling, cold rolling and galvanizing of flat steel, and (ii) Stahlwerk Thüringen GmbH ("SWT "), Located in Unterwellenborn, Germany, specializing in the production of steel profiles, with annual capacity of 1.1 million tons of steel profiles. The acquisition of SWT in January 2012 marked the Company's entry into the long steel segment.

2.1 - Presidente Vargas Plant

The main steel unit of the Company, the Presidente Vargas Plant has an installed capacity of 5.6 million tons of crude steel per year, being 5.2 million tons in flat steel and 0.4 million in long steel. In 2018, crude steel production reached 3.8 million tons of flat steel and 0.2 million tons of long steel. In 2017, crude steel production reached 4.4 million tons of flat steel and 0.2 million tons of long steel and the production of flat rolled products reached 3.7 million tons. In 2016, crude steel production reached 3.0 million tons and the production of rolled products reached 3.2 million tons.

2.2- Porto Real Branch

CSN’s branch in Porto Real/RJ produces galvanized steel, Galvanew® and blanks, mainly supplying the automotive industry. The plant has an annual installed capacity of 350 thousand tons of galvanized products, including Galvanew®, and 150 thousand tons of blanks, plates and rolls. The production of the Porto Real subsidiary reached 313, 302 and 329 thousand tons in 2018, 2017 and 2016, respectively.

2.3 – Paraná Branch

SN’s branch in Paraná produces galvanized steel, Galvalume® and pre-painted flat steel for the automotive industry, civil construction and appliances. The plant has an annual installed capacity of 330 thousand tons of galvanized steel and Galvalume®, 130 thousand tons of pre-painted steel, 150 thousand tons of steel plates and rolls and 120 thousand tons of hot rolled steel. The production in the Paraná branch totaled 548, 530 and 491 thousand tons in 2018, 2017 and 2016, respectively.

2.4- Companhia Metalúrgica Prada

Founded in 1936, Companhia Metalúrgica Prada (“Prada”) was acquired by CSN in 2006. Focused on the production of steel packaging and lithographic services, Prada has two plants located in São Paulo, including its lithographic center and the manufacture of packaging for chemicals and aerosols, and one plant in Uberlândia-MG, focused on food packaging, therefore, an important customer of tin plates of CSN. Prada also works in the distribution and services market. It currently has a Service Center and six distribution centers in the Southeastern region, including plates, blanks, rolls, UDC profiles, seamed pipes, steel deck and metal tiles for several segments of the industry.

Its lines are able to meet the volumes and technical specifications required by the food, chemical, aerosol and services industries.

In 2018, Prada sold 163 thousand tons of steel through the distribution segment. In 2017 and 2016, sales reached 174 thousand and 279 thousand tons, respectively.

2.5- Lusosider Aços Planos S.A.

Installed in Aldeia de Paio Pires, Portugal, Lusosider Aços Planos S.A. works with cold rolling and galvanizing. In 2018, Lusosider produced 352 thousand tons of galvanized, cold rolled and Pickled/Oiled products, while in 2017 and 2016, these volumes reached 376 thousand and 333 thousand tons, respectively.

2.6- Stahlwerk Thüringen GmbH (SWT)

In 2012, CSN acquired Stahlwerk Thüringen GmbH, consolidating its results from February of the same year. Located in Unterwellenborn, Germany, the plant specializes in the production of steel profiles, used in construction. In 2018, SWT sold 806 thousand tons of steel profiles This volume reached 808 thousand tons in 2017 and 782 thousand tons in 2016.

3. Logistics

3.1 Port

Tecon, a container and cargo terminal, is managed by CSN's subsidiary, Sepetiba Tecon S.A. and handled 247 thousand containers in 2018, of which 584 thousand tons were steel products in addition to 210 thousand tons of general cargo. In 2017, 188 thousand containers were handled, being 989 thousand tons of steel products and 9 thousand tons of general cargo. In 2016, 140 mil thousand containers were handled, being 804 thousand tons of steel products and 14 thousand tons of general cargo.

3.2 Railway

CSN has shareholdings of three railway companies: MRS Logística S.A. (“MRS”), FTL – Ferrovia Transnordestina Logística S.A. (“FTL”) and Transnordestina Logística S.A. (“TLSA”).

MRS

CSN owns, directly and indirectly, 34.94% of the share capital of MRS Logística, which operates the former Southeast Grid of the Ferroviária Federal S.A. (RFFSA), in the Rio de Janeiro - São Paulo - Belo Horizonte axis.

MRS’ main segment of is heavy haul customers (ore, coal and coke cargoes), having transported approximately 119 million tons in 2018, equivalent to 68.2% of the total volume transported by the Company.

In the container segment, MRS maintained its position among the largest carriers in the national rail sector, transporting 1.87 million containers in 2018, versus a volume of 1.84 million containers in 2017 and 1.78 million in 2016.

The rail transportation services provided by MRS are key for the supply of raw materials and for the disposal of final products. The total volume of iron ore, coal and coke used by the Presidente Vargas Plant is transported by MRS, as well as part of the steel produced by CSN.

FTL

CSN owns 91.69% of the share capital of FTL, operator of the former Northeastern network of RFFSA, which covers seven states: Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with a total extension of 4,238 km and an annual transportation capacity of 2 million tons/year, with highlights to the transportation of fuel, cement, pulp, coke, clinker, containers, among other products.

TLSA

The railroad project has an extension of 1,753 km, which will connect the rail terminal in Eliseu Martins (PI) to Portos de Suape (PE) and Pecém (CE), going through several cities in the states of Piauí, Pernambuco and Ceará.

The estimated operating capacity of the railroad is of 30 million tons per year, and it will likely play a key role in the development of the Northeast region and create a logistical option for local economic development, in the segments of oil and byproducts, grain, mining, agriculture, among others. CSN's shareholding in TLSA was 46.30% on December 31, 2018, 46.30% on December 31, 2017 and 49.01% on December 31, 2016.

4. Energy

Its energy assets are (i) Itá Hydroelectric Power Plant, in Santa Catarina, in which the Company has a 29.5% indirect shareholding, through its 48.75% interest in Itá Energética S.A., corresponding to an average of 197 MW; (ii) the Igarapava Hydroelectric Power Plant, in Minas Gerais, with an average of 24.37 MW, in which the Company has a 17.9% shareholding; and (iii) the Thermoelectric Co-Generation Power Plant at the Presidente Vargas Plant in Volta Redonda/RJ, with an installed capacity of 235.2 MW, and which uses residual gases from steel production as fuel.

Net Revenue of the Company

The tables and charts below show the Company's consolidated net revenue:

(ii) Factors that materially affected the operating results

The Company's main sources of revenue come from the production and sale of steel products and iron ore. Thus, the economic activity level in Brazil and abroad has a strong influence on its results.

The Company sells steel products mainly in the domestic market. Thus, one of the factors influencing the results is the pace of the growth of the domestic economy, especially in the segments that are more steel-intensive, such as automotive, appliances and civil construction. These industries are directly influenced by the availability and cost of consumer credit. The macroeconomic policy decisions, such as the interest rate level, or that affect credit, such as taxes or other mechanisms, are constantly monitored. The impact of infrastructure construction works also play a key role, whether related to special events such as the Olympics or to the growth of production segments such as oil or civil construction, PAC construction works, among others.

Another factor is the balance of steel’s supply and demand in the world, which establishes the price levels and also affects the level of imports.

In the mining business, the results are directly impacted by the global supply and demand of iron ore. The majority of the Company’s net revenue concerning the sale of iron ore are from exports, mainly to Asia, especially China.

On the cost side, prices of steel coal and coke, pellets, metals such as aluminum, zinc and tin, as well as exchange rates, are significant in the steel production. In mining and logistics (rail transportation), the cost of fuel is important. In addition, since the Company has expansion projects, the cost of equipment and services is a key variable that must be monitored.

b) variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

In the steel industry, besides international prices, exchange rates, import tariffs, domestic supply and demand may affect the prices of our products. In addition, inflation and exchange rate affect costs and revenues, and may impact the profitability of the business.

In mining, the majority of our sales come from iron ore exports, therefore, are tied to international demands. The exchange rate is critical to establish the competitiveness of costs and establish the revenue.

In cement, the revenue is in Reais and inflationary variations may impact the results. In this way, the exchange rate is less representative in this segment.

Given that the majority of the Company's revenues come from the steel and mining segments, the Company quantifies the effects of changes in volumes and prices on its revenues in these two segments.

In 2018, net revenue reached R$22.3 billion, 24% higher than in 2017, mainly due to the higher prices and volumes of iron ore and steel. Steel net revenues totaled R$15,6 billion, or 67% of the consolidated net revenue, with sales of 5.1 million tons in steel, being 3.3 million in the domestic market and 1.7 million in the foreign market (considering exports and sales abroad through the subsidiaries Lusosider, CSN LLC and SWT). Mining net revenue totaled R$5.9 billion, accounting for 25% of consolidated net revenue, selling 35 million tons of iron ore.

In 2017, net revenue reached R$18.5 billion, 8% higher than in 2016, due to price adjustments of steel products, while in the mining segment the increase was due to higher prices in iron ore. Steel net revenues totaled R$12.9 billion, or 70% of the consolidated net revenue, selling 4.9 million tons of steel, being 2.8 million in the domestic market and 2.1 million in the foreign market (considering exports and sales abroad through the subsidiaries Lusosider, CSN LLC and SWT). Mining net revenue totaled R$4.6 billion, accounting for 25% of consolidated net revenue, selling 33 million tons of iron ore.

In 2016, net revenue reached R$17.1 billion, 12% higher than in 2015, mainly due to price adjustments of steel products, while in the mining segment sold higher volume, along with the increase in the international price of ore. Steel net revenues totaled R$11.5 billion, or 67% of the consolidated net revenue, selling 4.9 million tons of steel, 2.8 million in the domestic market and 2.1 million in the foreign market (considering exports and sales abroad through the subsidiaries Lusosider, CSN LLC and SWT). Mining net revenue totaled R$4,582, 27% of the consolidated net revenue, selling 36.9 million tons of iron ore, mainly in the foreign market.

c) impact of the inflation, changes in prices of key inputs and goods, exchange and interest rates in the operating and financial results of the Company

 Part of the costs and expenses of the Company is in Real, with a clause of inflation adjustment in the agreements.

As mentioned in item (a), the prices of certain inputs directly impact the Company's results, in particular:

• Coal, coke, pellets and metals for the steel business, in dollar;

• Fuels for the mining and rail transportation businesses; and

• Clinker for the cement business.

In addition to the production inputs, another key factor is the price of equipment and services, since the Company has a substantial portfolio of investment projects in all its business areas.

The Company is exposed to the risks of interest and exchange rate on its loans, financing and financial investments.

The available financial resources are invested in investment funds that include purchase and sale commitments backed by private and public securities with pre-established fixed income and with immediate liquidity. The private securities are financial investments in Bank Deposit Certificates (CDB) with yields connected to the variation of Interbank Deposit Certificates (CDI) and the public securities are basically purchase and sale commitments backed by National Treasury Notes. In addition, the Company also invests part of its financial resources abroad in Time Deposits with pre-established rates.

CSN has debt in foreign currency and national currency, with pre- and post-fixed rates.

On December 31, 2018, 43,9% of the debt was is reais and the other 56,1% was in other currencies.

On December 31, 2017, 49.8% of the debt was in reais and the other 50.2% was in other currencies.

On December 31, 2016, 52% of the debt was in reais and the other 48% was in other currencies.

The debt is connected to London Interbank Offered Rate (Libor), to CDI (Interbank Deposit Certificate) and to TJLP (Long Term Interest Rate). On December 31, 2018, approximately 60,2% of total debt was tied to the floating interest rate (Libor, TJLP, and CDI), versus 65,3% on December 31, 2017.

The consolidated net foreign exchange exposure on December 31, 2017 is shown in the table below:

12/31/2018	
Foreign Exchange Exposure	**(US$ thousand)**	**(EUR thousand)**
Cash	376.581	3.387
Accounts Receivable	358.283	1.124
Other assets	8.623	4.594
Total Assets	**743.487**	**9.105**
Borrowings and Financing	(4.116.508)	(48.791)
Suppliers	(175.404)	(7.946)
Other Liabilities	(3.529)	(920)
Total Liabilities	**(4.295.441)**	**(57.657)**
Foreign Exchange Exposure	**(3.551.954)**	**(48.552)**
Cash Flow Hedge Accounting	2.076.045	-
Net Investment hedge accounting	-	48.000
Net Foreign Exchange Exposure	**(1.475.909)**	**(552)**
Perpetual Bonds	1.000.000	-
Net Foreign Exchange Exposure excluding Perpetual Bonds	**(475.909)**	**(552)**

It should be noted that CSN uses several instruments to protect itself from the risk of the exchange and interest rate.

10.3 Significant effects created or that will likely create by the following events in the Company's financial statements and results:

a) introduction or disposal of an operating segment
In 2018, there was no introduction or disposal of operating segment.
b) creation, acquisition or sale of shareholding

During the second quarter of 2018, CSN communicated its shareholders and the market, through a Material Fact, the sale by its wholly-owned subsidiary CSN Steel SLU of its interest in Heartland Steel Processing, LLC, the new corporate name of Companhia Siderúrgica Nacional LLC ("LLC") to Steel Dynamics, Inc. ("SDI"), which was approved on the same date by the Board of Directors. The LLC is located in the United States and operates in the pickling, cold rolling and galvanizing of flat steel.

Also in the second quarter of 2018, after fulfilling all the conditions defined in the sale and purchase agreement signed with SDI, the Company concluded the transaction by transferring the equity interest and receiving the base transaction price, adjusted in US$400 million, as shown below:

(*) The transaction as concluded in September 2018. The final price amounted to U$37,589 thousand, equivalent to R$145,529. The sale of the LLC generated a cumulative gain of R$1,164,294 in the year.
c) unusual events or transactions
In 2018, there were no unusual events or transactions that significantly affected the Company's business.

10.4

a) significant changes in accounting practices

The table below lists the standards and interpretations issued by IASB (International Accounting Standard Board), but that have not yet come into effect and have not been adopted in advance by the Company for the year ended on December 31, 2018, since the adoption is not allowed for entities that disclose their financial statements in accordance with the accounting practices adopted in Brazil.

To date, the impacts of the new standards are under study and evaluation and, therefore, the Management is unable to establish the qualitative and quantitative effects of the application of these standards.

In addition to those listed below, there are no other standards and interpretations issued and not yet adopted that may, in the Management's opinion, have a significant impact on the results or equity disclosed by the Company.

Standard	Main points introduced by the standard	Comes into effect on
IFRS16 – Leasing Operations

This new standard defines the principles for recognizing, measuring, presentation and disclosure of leases (leasing) and introduces a single model for the lessees to record leases in the balance sheet. A lessee recognizes the right of an asset to be used and represents this lease right and the lease liability for the obligation to make lease payments. Optional exemptions are available for short-term leases and low value items. For landlords, the accounting treatment remains practically the same, with the classification of leases as operating leases or financial leases.

January 1, 2019
IFRS 16 replaces the existing leasing rules, including IAS 17 / CPC 06(R1) – Leasing operations and ICPC 03 (IFRIC 4, SIC 5 and SIC 27) – Complementary aspects of leasing operations.

IFRIC 23 – Uncertainties on Tax Treatments over Profits

How to apply tax legislation to a particular transaction or situation is not always clear. This standard complements CPC 32/ IAS 12 – Taxes on profit, clarifying how to reflect the effects of uncertainty in the accounting of taxes on profit.

January 1, 2019
Conceptual Framework for Financial Reporting

Reviews the Conceptual Framework by establishing a comprehensive set of concepts to guide financial performance reporting, better definitions and guidelines, highlighting the definition of a liability and clarifying relevant areas.

January 1, 2020

The following are information on the possible impacts when adopting IFRS 16/CPC 06 - Leasing Operation, and IFRIC 13/ICPC 22 - Uncertainties on tax treatments on Profit were available in the preparation of the financial statements. Accordingly, these preliminary assessments and their potential impacts are subject to change until the initial adoption is disclosed in the 2019 financial statements.

- IFRS 16 /CPC 06 - Leasing Operations

IFRS 16 / CPC 06 (R2) aims to unify the accounting model for leasing operations, requiring lessees to recognize assets and liabilities of all leases at present value, unless it has the following characteristics that are exemptions to the rule: (i) contract with a term of less than twelve months; and ii) the object of the lease has an immaterial value or is based on variable values.

The Company concluded that with the adoption of the standard, it will reduce operating expenses and increase financial expenses, once the asset’s "right of use" is amortized and the lease liability is updated to reflect the amount to be paid over the lease period.

The standard is applicable as of January 1, 2019 and the Company opted to apply the simplified retrospective approach, recognizing the cumulative effect as an adjustment in the beginning balance.

The company estimates an impact of R$23 million on the parent company and R$578 million on the consolidated results with the initial recognition of lease rights and lease liabilities.

- IFRIC 23 /ICPC 22 - Uncertainties on tax treatments over Profits

This interpretation aims to clarify how a company should assess the accounting uncertainties in for taxes on profit when the applicable legislation is not clear.

The company evaluated current events and the accounting treatment applied in each situation in the light of this interpretation, we concluded that IFRIC 23 does not have effects arising from tax positions adopted that may be challenged by the Brazilian tax authorities.

b) significant effects of changes in accounting practices

As of January 1, 2018, the Company began to adopt accounting norms IFRS 15 (CPC 47) – Revenues from Contracts with Customers and IFRS 9 (CPC 48) – Financial Instruments.

With respect to IFRS 15, the Company identified after the analysis of the topic "identification of performance obligations" that the freight service in the CRF and CIF modalities will be considered a separate service and, therefore, a separate performance obligation, with allocation of part of the price of the transaction recognized in the result, according to the effective rendering of service over time. The effect of the difference in the recognition of the portion of revenue allocated to freight does not significantly affect the results of the Company's fiscal year. Therefore, such revenue will not be presented separately in the Company's financial statements. In the other topics of the new standard, the Company did not identify material impacts on the application of this standard. The observed impacts are related to a review of internal processes, with the objective of ensuring that new contracts with clients are properly evaluated and accounted for within the scope of the principles of the new standard.

With respect to IFRS 9, the Company’s management evaluated the classification and measurement of the financial assets offered by the new standard based based on its business model, cash flow expectations and financial assets management model. Thus, the Company concluded that its investment in shares of Usiminas would be appropriately classified in the "fair value through profit and loss" category and that loans and receivables would be classified in the "amortized cost" category.

In the "fair value through profit or loss" category, the gains or losses arising from the share prices are recorded directly in the result at the time of adoption and throughout all future periods. In turn, as it was an initial adoption, the Company assessed the possible impacts related to the investment in shares of Usiminas and the credit balance accumulated in December 2017 as other comprehensive income, in the amount of R$1,559,682, was reclassified to the result based on the new standard.

The IFRS 9 also includes new hedge accounting practices, which generally do not change, but fundamentally the types of hedge relationships or requirements for measurement and recognition of ineffectiveness. These changes did not have an impact on the Company.

c) reservations and emphasis in the auditor's legal opinion:

Reservations

We report that there are no reservations in the independent auditors' reports regarding the 2018, 2017 and 2016 fiscal years.

Emphasis
During the last three years the jointly controlled subsidiary Transnordestina Logística S.A. was mentioned in the opinion of the independent auditors, specifically in the emphasis paragraph. We comment below the independent auditors' report for the 2018, 2017 and 2016 financial years.

1.      Operational continuity of the jointly controlled subsidiary Transnordestina Logística S.A.

We refer to Note 9.d) to the individual and consolidated financial statements, which describes the stage of completion of the new rail network of the jointly controlled subsidiary Transnordestina Logística SA ("TLSA"), currently under construction, and whose deadline for the completion of the work, originally scheduled for January 2017, is currently under review and discussion with the responsible government agencies. The completion of the projected works (and the subsequent start of operations) depend on the continued availability of funding from shareholders and third parties. These events and conditions, along with other matters described in the aforementioned explanatory note, indicate the existence of material uncertainty that may raise significant doubt as to the operational continuity of TLSA. Our opinion is not qualified in relation to this matter.

We discuss below the emphasis paragraphs in the independent auditors' report for the 2016 fiscal year.

2.      Restatement of financial statements of December 31, 2015

At the end of 2016, the Company decided to review the accounting treatment given to the transaction made by the Company on November 30, 2015 and concluded on December 31, 2015, which resulted in the combination of the mining and related logistics businesses of its subsidiary CSN Mineração S.A. (former Congonhas Minérios S.A.) and Nacional Minérios S.A. (NAMISA), with no change in its business structure, which led to significant adjustments and, therefore, the need to restate the financial statements for the year ended on December 31, 2015. It should be noted that these financial statements, in turn, had already been voluntarily restated on November 14, 2016 due to the change of the interpretation of Technical Pronouncement CPC 15/IFRS 3 - Business Combination identified during discussions of the Company with its independent auditors on the accounting procedure for the presentation of the item of interest of non-controlling shareholders of CSN Mineração S.A. in the consolidated financial statements.

With the reopening of the financial statements for the year ended on December 31, 2015, there was a detailed review of the transaction of the aforementioned business combination, as well as a thorough review of several items and transactions, including studies to support the recognition and maintenance of the amounts of long-term assets, such as investments in subsidiaries and affiliates, goodwill, property, plant and equipment and tax credits.

Due to this review, one long-term asset that depends on estimates with observable premises was re-evaluated and, in turn, had its forecast of actualization adjusted.

Thus, the financial statements for the year ended on December 31, 2015, originally dated of March 28, 2016 and resubmitted on November 14, 2016 due to the adjustments in the non-controlling shareholders’ interest, were restated for the second time as a result of the detailed reviews mentioned above.

Operational continuity of the jointly-owned subsidiary Transnordestina Logística S.A.

Explanatory note No. 10.d) of the financial statements for the year ended on December 31, 2016, describes the stage of completion of the new railway network of the jointly-owned subsidiary Transnordestina Logística S.A. (“TLSA”), currently under construction, and whose deadline for completion of the project, initially scheduled for January 2017, is currently under review and discussion with government agencies. The completion of the project’s construction works, and the consequent start-up depend on the continued availability of resources from its shareholders and third parties.

In this sense, TLSA carried out an impairment test of its own long-term assets using the discounted cash flow method. In addition, CSN, as an investor, carried out an impairment test of its interest in TLSA through the dividend distribution capacity of TLSA, a methodology known as Dividend Discount Model, or DDM, to remunerate the capital invested by its shareholders. Further details on the impairment test and assumptions used are included in explanatory note n.10.d) of the financial statements for the year ended on December 31, 2016. As a result of the test carried out, the Company recognized a loss in the value-added of the investment of TLSA in the amount of R$387,989 thousand recorded in other operating and R$131,916 thousand in deferred taxes.

10.5 The officers must appoint and comment on the Company's key accounting policies, in particular the accounting estimates made by management on matters that are uncertain and significant to the description of the financial situation and results that require subjective or complex evaluation, such as: provisions, contingencies, revenue accounting, tax credits, long-term assets, useful lives of non-current assets, pension plans, exchange adjustments to foreign currency, costs with environmental recovery, criteria for the test of assets recovery and financial instruments

Key accounting policies of the Company:

The preparation of the financial statements in accordance with International Financial Reporting Standards (IFRS) and the standards issued by the Accounting Pronouncements Committee (CPC - Comitê de Pronunciamentos Contábeis) require the use of certain accounting estimates and also the evaluation of the management in the application of the Company's accounting policies.

The estimates are based on the best current knowledge of each fiscal year. Changes in facts and circumstances may lead to a review of these estimates. Actual future results may differ from these estimates.

The significant assumptions and estimates that, in the evaluation of the Company's management, require deeper evaluation or are more complex in order to prepare the financial statements, are as follows:

(a)   Cash and Cash Equivalents

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable within 90 days after being contracted, promptly convertible into an amount known as cash and with insignificant risk of change in its market value. Bank certificates of deposit and government bonds that do not meet the criteria above are not considered cash equivalents and are classified as financial investments.

(b)   Fair Value of Business Combination

The identifiable assets acquired, and liabilities undertaken in a business combination are measured at fair values at the acquisition date, as required by CPC 15 (R1) “Business Combination”. Consequently, when establishing the allocation of the purchase price, the fair values of certain items are adjusted, such as inventories, property, plant and equipment, mines, actual value of non-current assets and liabilities, among others, which are established by valuation reports made by independent evaluators. As of acquisition date, the Company has a maximum term of 12 months (measurement period) to account other (better) information on the fair value accounted on the acquisition date. The acquisition method is used to account for each business combination carried out. The Company accounts the noncontrolling interest in its financial statements, by the proportional percentage of the fair value of the net assets of the acquiree.

Goodwill is represented by the positive difference between the amount paid and/or payable for the acquisition of a business and the net amount of the fair value of the assets and liabilities of the subsidiary acquired. If there is a gain due to an advantageous purchase, the Company must immediately account the result for the period, at the acquisition date.

(c) Asset’s Useful Life

Depreciation is calculated by the linear method based on the remaining useful life of the assets. The useful lives initially established by independent experts are reviewed, at least every year, for all units. If there are parts of a fixed asset with different useful lives, these parts are accounted separately as items of property, plant and equipment.

(d) Mineral Reserves and Useful Life of Mines

Estimates of proven and likely reserves are periodically evaluated and updated. These reserves are established using geological assessment techniques generally accepted. The calculation of reserves requires the use of several assumptions by the mining team and changes in some of these assumptions may have a significant impact on the likely and proven reserves recorded and on the useful life of the mines.

(e) Impairment Test of Tangible and Intangible Assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually to verify the impairment. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the book value may not be recoverable The amount accounted in an impairment loss corresponds to the book value of the asset that exceeds its recoverable value, this being the higher amount between the asset's fair value less costs to sell and its value in use. To carry out the impairment evaluation, the assets are grouped at the lowest levels for which there are separately identifiable cash inflows (Cash Generating Units - CGUs). Non-financial assets, except goodwill, that have been impaired are subsequently reviewed to verify a possible reversal of the impairment at the reporting date.

As December 31,2017, the Company classified equity instruments as available-for-sale, where gains and losses arising from changes in stock prices were recorded directly in shareholders' equity under the account "Other comprehensive income" and each significant decline in market value a loss for impairment was recognized as income.

From the entry of CPC 48 / IFRS 9 in force on January 1, 2018, equity instruments held for trading should be classified at fair value through profit or loss (VJR). Accordingly, changes in fair value will be recognized directly in profit or loss.

(f) Pension and Post-Employment Benefits

The pension plans granted by the Company substantially cover all employees. The amounts recorded depend on several assumptions that are established by actuarial calculations, in accordance with CPC 33 (R1) - Employee’s benefits. These assumptions are described in note 28 of the Company's consolidated financial statements and include, among others, the return rate on investments and nominal salary growth. When the benefits of a plan are increased, the part of the increased benefit related to past employees’ service is accounted as profit or loss by the linear method over the average term until the benefits become vested. Under the condition of the benefits becoming vested, the expense is immediately accounted in the result.

The Company opted to immediately account all actuarial gains and losses resulting from current benefit plans in other comprehensive results and subsequently transferred to accumulated profit or loss. In the event of extinction of the plan, the accumulated actuarial gains and losses are accounted in the result.

The Company and some subsidiaries offered post-retirement health benefits to their employees. The expected costs of these benefits were accrued throughout the employment, using the same accounting methodology that is used for the current pension plan benefits.

These obligations are evaluated annually with qualified independent actuaries.

(g) Provisions

Provisions for legal proceedings are account only when the possibility of loss is considered likely and the amount can be estimated with reasonable certainty. This estimation is carried out by the Company's management together with legal advisors. The estimates are duly recognized in our financial statements in accordance with CPC 25 - Provisions, Contingent Liabilities and Contingent Assets.

The Company is also involved in legal and administrative proceedings in order to obtain or defend legal rights in tax matters that it deems unconstitutional and considers that the amounts should not be paid. The amounts accounted for these tax disputes and other contingencies may be subject to future changes, due to the developments in each case, such as changes in legislation or specific final court ruling for the Company. In the currently uncertain Brazilian legal environment, as well as in other jurisdictions, require the management to make estimates and evaluations regarding the results of future events. Other details on provisions can be found in explanatory note 16 of the Company's consolidated financial statements.

(h) Deferred Income Tax and Social Contribution

The actual and deferred income tax and social contribution are calculated based on the tax laws enacted on the date of the balance sheet, including in countries where the Group operates and generates taxable income. The management periodically evaluates the positions taken in the ascertainment of income taxes, assessing situations in which the applicable tax regulations may have different interpretations. The Company establishes provisions, when appropriate, based on the estimated amounts of payment to the tax authorities. Actual and deferred taxes are accounted in the result, unless related to the business combination, or items accounted directly in the net equity.

The actual tax is the event to be paid or expected to be received on the taxable profit or loss for the year at rates decreed on the date of submission of the financial statements and any adjustment to taxes payable concerning prior years.

The deferred tax is established for temporary differences between the book value of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes. The deferred tax is not established for temporary differences from the initial accounting of assets and liabilities in a transaction that is not a business combination and does not affect the accounting profit nor loss or tax loss, and the differences concerning investments in subsidiaries when it is likely that they will not be reversed in the foreseeable future.

In addition, the deferred tax liabilities are not established for temporary tax differences from the initial accounting of goodwill. The deferred tax is measured by applying the rates that are expected to be applied to temporary differences when they are reversed, based on the laws issued up to the date of submission of the financial statements.

The actual tax income and social contribution are submitted as net, by the taxpayer, in liabilities when there are amounts payable, or in assets when the amounts paid in advance exceed the total amount due at the reporting date.

The deferred tax assets and liabilities are offset if there is a legal right to offset actual tax liabilities and assets and they are related to income taxes levied by the same taxing authority on the same taxable entity.

An asset of deferred income tax and social contribution is established for tax losses, tax credits and deductible temporary differences not used, in cases in which is likely that the future taxable income will be available and against which it will be used. A review is carried out annually to verify the existence of taxable future profits and a provision for loss is established when the realization of these credits is not likely in a period of less than 10 years.

(i) Provisions for Doubtful Credits

With the adoption of the new CPC 48 - Financial Instruments, the Company began to adopt the new model of expected losses during the term of receivables. These expected credit losses are estimated according to the maturity rate matrix by range, which is adopted by the Company from the initial date of an asset’s recognition.

The Company considers customer history, default rate, financial position and the opinion of its legal advisors to estimate expected credit losses.

(b) Fair Value of Derivative Financial Instruments

• Derivative instruments

The Company accounts in its balance sheet all derivative financial instruments at fair value. Certain derivative instruments do not qualify for hedge accounting. The variation in the fair value of any of these derivative instruments are immediately included in the income statement under “financial result”.

Regarding the measurement of the fair value, we must address factors such as the exchange rate and future interest rates.

• Hedge activities

The Company adopts the hedge accounting and establishes certain financial liabilities as hedging instruments for exchange rate risks connected to cash flows from expected and highly likely exports (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship between the hedging instruments and hedged items (expected exports), as well as the purposes of the risk management and the strategy to carry out several hedging transactions. The Company also documents its assessment, both at the start of the hedge and on an ongoing basis, that the hedge transactions are highly effective to offset variations in the cash flows of hedged items.

The effective part of the changes in the fair value of the financial liabilities established and classified as cash flow hedges is accounted in the net equity under “Hedge Accounting”. Gains or losses related to the non-effective part are accounted as financial income, when applicable.

The amounts accumulated in the equity are realized in the income statement for the periods in which the expected exports affect the result. When a hedge instrument prescribes or is settled in advance, or the hedge relationship no longer meets the Hedge Accounting criteria or if the Management decides to discontinue the Hedge Accounting, any cumulative gain or loss in the equity remains accounted in the net equity. When the expected transaction is carried out, the gain or loss will be reclassified as result. When an expected transaction is no longer expected, the cumulative gain or loss accounted in the net equity is immediately transferred to the income statement under “Other Operating”.

10.6 Relevant items not evidenced in the Company's financial statements:

a) assets and liabilities held by the Company, directly or indirectly, that were not included on its balance sheet (off-balance sheet items), such as:

(i) operating leases, assets and liabilities;

(ii) wrote-off receivables portfolios on which the entity has risks and obligations, indicating their respective liabilities;

(iii) agreements for future purchase and sale of goods or services;

(iv) agreements for constructions not completed;

(v) agreements to receive future financing.

The Company has the following significant liabilities that are not included in its financial statements (amounts in R$ thousand):

Take-or-Pay Agreements

On December 31, 2018 and 2017, the Company had take-or-pay agreements, as shown in the table below:

Concession and Lease Agreements The future minimum payments regarding government concessions, on December 31, 2018, are as shown in the table below:
b) other items not included in the financial statements:
Not applicable.

10.7. Concerning each of the items not evidenced in the financial statements indicated in item 10.8, comment on:

a) how these items change or may change the revenues, expenses, operating results, financial expenses or other items of the Company's financial statements:
See item 10.6
b) nature and purpose of the transaction:
See item 10.6
c) nature and amount of the obligations undertaken and of the rights generated in favor of the Company as a result of the transaction:
See item 10.6

10.8. Main elements of the Company's business plan:

a) investments, including:

(i) quantitative and qualitative description of the investments in progress and the investments planned;

(ii) sources of investment financing; and

(iii) relevant divestitures in progress and planned divestiture.

b) already disclosed acquisitions of plants, equipment, patents or other assets that should materially affect the productive capacity of the Company;

Quantitative and Qualitative Description of Investments in Progress and Planned Investments

The Company’s 2019 Investment Budget includes the conclusion of ongoing capital projects and current investment projects that are key to maintain the current conditions of operating capacity, environment and safety. New investments will be evaluated considering the market conditions, financial capacity and prospect to generate additional cash of each Project.

Considering these guidelines, the planned investments for 2019 are approximately R$1.5 billion

We highlight the following:

Steel: R$728 million, especially for current investment projects in blast furnaces, sintering and coke plants, technological modernization projects at UPV, investments in operational safety at UPV and maintenance projects at the other plants;

Mining: R$605 million, especially for current investments in dam safety, treatments and filters for tailing dams, projects in progress for iron ore beneficiation, improvement of iron ore quality and recurring investment and maintenance projects at the Company’s plants;

Cement: R$66 million, especially for maintenance projects at the Arcos and Volta Redonda plants;

Other investments: R$101 million current investments in other operations (such as FTL - Ferrovia Transnordestina Logística S.A. and the Tecon terminal managed by Sepetiba Tecon S.A.) and for corporate purposes (such as IT).

In 2018, the investments made by the Company totaled R$1.3 billion, highlighting the following:

Steel: R$637 million, in particular for the revamp of UPV’s coke batteries, general repairs of equipment and technological modernization projects at UPV and maintenance projects at other plants;

Mining: R$505 million, in projects to add pellet feed capacity using waste disposal in dams, in addition to current investments in dams, improvement of iron ore quality and current investment projects at the Company’s plants;

Cement: R$79 million, specially to finalize maintenance programs at the Arcos and Volta Redonda plants;

Other investments: R$98 million for current investments at other operations (such as FTL and Tecon) and for corporate purposes (such as IT).

Following is a breakdown of the main investments planned by the Company:

Mining (iron ore)

Considering the market conditions, the financial capacity and the project’s prospect to generate additional cash, in the first phase, we are analyzing to increase production capacity, iron ore quality improvement, treatment of tailings dams and dam safety at the Casa de Pedra mine and the expansion of the port capacity in Itaguaí/RJ (Tecar) to monitor the mine’s capacity increase.

Steel

The investment plan for the coming years prioritizes current investment projects with efficiency gains, such as the revamp of coke plants, sintering, blast furnace, steelworks, pickling, casting, in addition to projects relating to operational safety, technological modernization at UPV and maintenance projects of other units.

Cement

For the next few years, the Company's investments will focus on projects aimed at maintaining the productive capacity and operational safety of the Volta Redonda/RJ and Arcos/MG plants.

FTL - Ferrovia Transnordestina Logística S.A.

A new company with the purpose of incorporating the spun-off portion of Transnordestina Logística S.A. and operating the former Northeast Network. It has a 30-year concession granted on December 31, 1997, renewable for another 30 years, to develop a public service in order to explore the railway system in northeast of Brazil. The railway system of the northeast covers 4,238 km of railroad network and operates in Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte. The planned investments are current investment projects and update projects of the permanent track infrastructure, rolling material and operational management, in order to increase the competitiveness of the railway and attract new cargo volumes.

Ports (Tecon)

The container terminal (Tecon), managed by Sepetiba Tecon S.A., a company controlled by CSN, is a hub port of cargo. According to the Brazilian Association of Container Terminals for Public Use (ABRATEC - Associação Brasileira de Terminais de Contêineres de Uso Público), Tecon is positioned as the largest container terminal in Rio de Janeiro and one of the largest in Brazil in its segment.

Tecon was recently expanded with the implementation of the 301-cradle equalization project, providing a continuous port for the simultaneous operation of large ships. With this project, the capacity of the terminal was increased to around 440 thousand containers per year.

The planned investments are prioritized for current investment projects, focused on operating modernization.

Sources of Investment Financing

The Company expects to finance the investments with its own resources, financing with public and private agents and possible strategic partnerships.

Relevant Divestitures in Progress and Planned Divestitures

With the main purpose of reducing the Company's financial leverage, the management is committed to the goal of implementing a plan to dispose a set of assets and understands that part of those assets may be sold. However, it is not possible to state that the sale, within a 12-month period, is highly likely for any of the assets included. The Company considers several sales scenarios that vary according to different macroeconomic and operational assumptions. In this context, the Company did not segregate and did not reclassify such assets as discontinued operations in the financial statements, pursuant to CPC 31 (IFRS 5).

c) new goods and services, indicating:

(i) description of ongoing studies already disclosed;

(ii) total amounts spent by the Company on studies to develop new goods or services;

(iii) ongoing projects already disclosed; and

(iv) total amounts spent by the Company in the development of new goods or services.

CSN invests in research and development to improve its goods and processes to meet the market demands and the expectations of its customers. Among the goods developed, we may highlight:

•           Increase the dimensional offering of the DP600 Dual Phase Advanced High Strength Galvanized Steel in the Brazilian automotive industry.

•           Consolidate the FB590 Ferritic and Bainitic Advanced High Strength Galvanized Steel, with thicknesses above 2.0mm with Galvanized Cold Rolled and Hot Rolled substrates, in the Brazilian automotive industry.

•           Consolidate the G450 High Strength Structural Galvanized Steel in the Brazilian civil construction market.

•           Consolidate the Pre-Painted Steel with new colors for teh export market.

•           Consolidate the supply of High Strength IF (Interstitial Free), Galvanized IF 210 HSS (Zn-Fe GA alloy) Pre-Painted with thickness of 0.70 mm to be used in fuel tanks, in the Brazilian automotive industry.

•           Increase the portfolio of Hot Rolled Products with High Strength pickling for the production of small diameter pipes for drawing processes and heat treatments.

•           Customize the Extrafino® Cold Rolled (BFE), specification CSN ESQ 60, to be used in the lighting industry.

•           Homogenization of Hot Rolled Products and Cold Rolled Products, with a total of 5 new specifications, to meet the global demands by Ford and PSA.

•           Development the CSN-LEX TH 390 Flanders sheets, 0.17 mm in thickness and 2g/m2 coating, for expanded metal packaging.

•           Use the Standard Flanders sheet in the production of metal packaging with 99 mm in diameter, in the powdered milk segment, aiming at greater competitiveness as a substitute packaging option.

10.9 Other factors that impacted, in a significant manner, the operating performance and have not been identified or commented on other items in this section.
All significant and relevant information were identified or commented on the other items in this section.

Attachment II – Allocation of Net Income

(pursuant to Attachment 9-1-II of CVM Instruction 481)

Base Date: December 31, 2018

1. Inform the net income for the year

The Company's net income for the year ended on December 31, 2018 was R$5,074,135,973.74 (five billion, seventy-four million, one hundred and thirty-five thousand, nine hundred and seventy-three reais and seventy and four centavos).

After compensating the accumulated losses of prior years, in the amount of R$1,291,688,999.34 (one billion, two hundred ninety-one million, six hundred and eighty-eight thousand, nine hundred and ninety-nine reais and thirty-four centavos), pursuant to article 30, Paragraph 1, of the Company's Bylaws and Article 189, caput, of Law 6,404/76, a legal reserve of R$189,122,348.72 (one hundred and eighty-nine million, one hundred and twenty-two thousand, three hundred and forty and eight reais and seventy-two centavos), was created and a profit of R$3,593,324,625.68 (three billion, five hundred ninety-three million, three hundred twenty-four thousand, six hundred and twenty-five reais and sixty-eight centavos) remained available.

2. Inform the total and per share dividend amount, including dividend advances and interest on capital already declared

In the year ended on December 31, 2018, the mandatory minimum dividend, corresponding to 25% of the adjusted net income for the same fiscal year, was R$898,331,156.42 (eight hundred and ninety-eight million, three hundred and thirty-one thousand, one hundred and fifty-six reais and forty-two centavos).

There was no dividends distribution or payment of interest on capital in advance.

3. Inform the percentage of distributed net income

Management proposes a distribution of 25% of adjusted net income for 2018, corresponding to the mandatory minimum dividends.

4. Inform the total and per share distributed dividends based on the net income for prior years

There was no distribution of profits from previous years.

5. Inform, the deducted pre-paid dividends and interest on equity already declared:

a) Gross amount of dividends and interest on equity, segregated per share and class.

Note: The number of common shares considers the totality of Company shares excluding shares held in treasury, which are not entitled to receive dividends.

b) The form and payment deadline of dividends and interest on equity.

The form and payment deadline for the mandatory dividends of 2018, in the amount of R$898,331,156.42 (eight hundred and ninety-eight million, three hundred and thirty-one thousand, one hundred and fifty-six reais and forty-two centavos), will be resolved at the Annual Shareholders’ Meeting (ASM) to be held on April 26, 2019, and the deadline payment date is by the end of the 2019 fiscal year. Management announces that there was no declaration of interest on equity.

c) Eventual interest rate and interest on dividends and interest on equity

There is no update and interest on dividends.

d) Declared date for dividends and interest on equity payments for entitled shareholders

The dividends will be declared on April 26, 2019, at the Annual Shareholders’ Meeting, if the management’s proposal is approved.

6.

a) Report the amount of dividends or interest on equity already declared
Not applicable. b) Inform the respective payment dates
Not applicable.

7. Provide a comparative table indicating the following values per share of each species and class:

a) Net income for the year and the previous three (3) years

b) Dividend and interest on equity distributed in the previous three (3) years
There was no distribution of dividends and interest on equity in 2018, 2017 and 2016.

8. If there is allocation of profits to the legal reserve

a) Identify the amount allocated to legal reserve.
In the 2018 fiscal year, the amount of R$189,122,348.72 was allocated to the legal reserve account.
b) Detail how the legal reserve is calculated.

      From the result of the fiscal year, accumulated losses and participations are deducted and then 5% (five percent) is allocated to the legal reserve account, which shall not exceed 20% (twenty percent) of the capital stock (Article 193 of Law 6.404/76).

9. If the Company holds preferred shares with the right to fixed or minimum dividends:

The Company does not have preferred shares.

10. In relation to the mandatory dividends:

a) Describe the calculation method provided for in the Bylaws.

      Article 33 of the Company's Bylaws provides that the Company shall distribute as dividends, for each fiscal year, of at least 25% of net income for the year, adjusted pursuant to Article 202 of Law 6.404/76.

b) Inform if it is being paid in full.
If approved at Annual Shareholders’ Meeting, the dividends will be paid in full.
c) Inform the amount eventually withheld.
Not applicable.

11. If there is a mandatory dividend retention due to the company's financial situation:

a) Inform the amount of the retention.
Not applicable.
b) Describe, in detail, the financial situation of the Company, including aspects related to liquidity analysis, working capital and positive cash flows:
Not applicable.
c) Justify the withholding of dividends.
Not applicable.

12. If there is allocation of income to reserve contingencies

a) Inform the amount allocated to the reserve.
Not applicable.
b) Inform the loss considered as probable and its cause.
Not applicable.
c) Explain why the loss was considered probable.
Not applicable.

13. If there is allocation of income to reserve profits to be realized

a) Inform the amount destined to reserve profits to be realized.
Not applicable.
b) Inform the nature of the unrealized profits that gave rise to the reserve.
Not applicable.

14. If there is allocation of income to statutory reserves

a) Describe the statutory clauses establishing the reservation.

               Article 30, paragraph 3 of the Company's Bylaws:

      "The Board of Directors may propose, at the General Shareholders’ Meeting, to resolve on the deduction, from the net profit for the year, a portion of at least 1% (one percent) for the constitution of a working capital and investments reserve, which shall comply with the following principles:

      I.          its constitution shall not jeopardize the right to the minimum mandatory dividend provided for in Article 33;

       II.       its outstanding balance, along with other profit reserves, except reserves for contingencies and unrealized profits, may not exceed the capital stock, with penalty of capitalization or cash distribution of the excess amount, as decided at the Shareholders’ Meeting;

      III.       the purpose of the reserve is to ensure the maintenance and development of the activities that comprise the Company's corporate purpose, the carrying-out of investments in permanent assets or accruing working capital, including through amortization of the Company's debts, regardless of the withholding of profits linked to capital budget;

      IV.        the outstanding balance may be used (i) to absorb losses, whenever necessary, (ii) to be distributed as dividends at any time, (iii) to buy back shares authorized by law, and (iv) to be incorporated as capital stock, including through bonus payments as new shares.”

b) Identify the amount allocated to the reserve.
The amount allocated to the statutory reserve was R$2,694,993,469.26.
c) Describe how the amount was calculated

15. If there is a retention of profits foreseen in capital budget

a) Inform the amount of the retention
Not applicable.
b) Provide a copy of the capital budget
Not applicable.

16. If there is allocation of income to the tax incentive reserve

a) Inform the amount destined to the reserve Not applicable. b) Explain the nature of the destination Not applicable

      ATTACHMENT III - Information on the candidates to be elected at the Annual Shareholders' Meeting

      (pursuant to items 12.5 and 12.10 of attachment 24 of CVM Instruction nº 480/09)

      Pursuant to the provisions of Article 10 of CVM Instruction No. 481/2009, below are the information on the candidates appointed for the election at the Annual Shareholders' Meeting, in accordance with paragraphs 12.5 and 12.10 of the Reference Form, for the applicable items.

      12.5. For each one of the candidates for election at the Annual Shareholders' Meeting, indicate the following in a table:

name	Benjamin Steinbruch
date of birth	June 28, 1953
occupation	Administrator
Individual taxpayer's ID (CPF) or passport number	618.266.778-87
position to be held	Member of the Board of Directors
other positions or duties with the issuer	CEO
if elected by the controlling shareholder or not	Yes
if an independent member and, if so, the criteria used to establish the independence	Not applicable
number of consecutive terms of office	25

      information on:

      i. main professional experiences over the last 5 years, indicating:

      • company's name and industry

      • position

      • if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

      ii. indicate all management positions it holds in other companies or third sector organizations

      Benjamin Steinbruch. Mr. Steinbruch has been a member of our board of directors since April 1993, and has held the positions of chairman since April 1995 and chief executive officer since April 2002. He is in charge of our mining, railways and institutional strategy. He has been chairman of the board of directors of the Jockey Club of São Paulo since 2017, a member of the Board of Economic and Social Development since 2014, a member of the Administrative Board of the Portuguese Chamber, First Vice-President of the Federation of Industries of the state of São Paulo - FIESP since September 2004, member of FIESP’s Superior Strategic Board, advisor to the Robert Simonsen Institute and member of the Superior Court of the state of São Paulo. Over the past five years, he also served as chairman of the board of directors and chief executive officer of Vicunha Siderurgia S.A., chairman of the board of directors of Nacional Minérios S.A., Companhia Metalúrgica Prada, TLSA and FTL, as member of the Interinstitutional Advisory Board and as administrator of Haras Phillipson Ltda. (dissolved in November 2017). Currently he holds the position of vice chairman of the board of directors of Textília S.A., chairman of the board of directors of Vicunha Aços S.A., or Vicunha Aços; Fibra Cia. Securitizadora de Créditos Imobiliários and Banco Fibra S.A., or Banco Fibra, member of the board of directors of Elizabeth S.A. – Indústria Têxtil, Vicunha Participações S.A. and Vicunha Steel S.A., Officer of Rio Purus Participações S.A., Rio Iaco Participações S.A., or Rio Iaco Participações, and BS Holdings S.A. Administrator of Fazenda Alvorada de Bragança Agro-Pastoril Ltda., Ibis Agrária Ltda., or Ibis Agrária, and Ibis Participações e Serviços Ltda., or Ibis Participações e Serviços (all these companies belong to our controlling group), chairman of the board of directors of CSN Mineração (controlled by us), and chairman of the deliberative council of the CSN Foundation. Mr. Steinbruch graduated from the Fundação Getúlio Vargas – FGV/SP Business School and specialized in marketing and finance also at Fundação Getúlio Vargas - FGV/SP.

      description of any of the following events that have occurred during the last 5 years:

      i. any criminal conviction

      ii. any conviction in CVM's administrative proceedings and the penalties applied

      iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

      Mr. Benjamin Steinbruch stated, for all legal purposes, that, in the last five (5) years, has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative lawsuits of CVM nor any final judicial or administrative conviction, which resulted in the suspension or disqualification for the practice of any professional or commercial activity.

name	Yoshiaki Nakano
date of birth	30/08/1944
occupation	Administrator
Individual taxpayer's ID (CPF) or passport number	049.414.548-04
position to be held	Member of the Board of Directors
other positions or duties with the issuer	Member of the Audit Committee
if elected by the controlling shareholder or not	Yes
if an independent member and, if so, the criteria used to establish the independence

      Independent member in accordance with the following criteria: (i) has no relationship with the Company; (ii) is not a controlling shareholder, spouse or second degree relative of the controlling shareholder, and is not tied to a company or entity related to the controlling shareholder; (iii) was not an employee or officer of the Company, of the controlling shareholder or an entity controlled by the Company in the past five (5) years; (iv) is not a direct or indirect supplier or buyer of services and/or products to/of the Company in a magnitude that implies loss of independence; (v) is not an employee or manager of a company or entity offering or demanding services and/or products to/from the Company; (vi) is not a spouse or second degree relative of any manager of the Company; and (vii) does not receive any compensation from the Company in addition to the compensation received as a result of exercising the position of member of the Board of Directors and of member of the Audit Committee of the Company.

number of consecutive terms of office	14

      information on:

      i. main professional experiences over the last 5 years, indicating:

      • company's name and industry

      • position

      • if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

      ii. indicate all management positions it holds in other companies or third sector organizations

      Yoshiaki Nakano. Mr. Nakano has been a member of our board of directors since April 2004, and a member of our audit committee since June 2005, serving as chairman of the audit committee since October 30, 2017. He also serves as a member of the board of directors of TLSA (company joint controlled by us) and, over the past five years, Mr. Nakano has been a professor and Officer at the School of Economics of Fundação Getúlio Vargas – FGV/SP, a member of the Economy Superior Council (Conselho Superior de Economia - COSEC) of FIESP/Instituto Roberto Simonsen, and a board member of the Fundação de Amparo à Pesquisa do Estado de São Paulo – FAPESP, until 2015. Previously, Mr. Nakano served as Special Secretary for Economic Affairs in the Ministry of Finance and as Finance Secretary of the state of São Paulo. Mr. Nakano graduated in business administration from Fundação Getulio Vargas and has a master’s in business administration and a Ph.D. from Cornell University.

      description of any of the following events that have occurred during the last 5 years:

      i. any criminal conviction

      ii. any conviction in CVM's administrative proceedings and the penalties applied

      iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

      Mr Yoshiaki Nakano.stated, for all legal purposes, that, in the last five (5) years, has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative lawsuits of CVM nor any final judicial or administrative conviction, which resulted in the suspension or disqualification for the practice of any professional or commercial activity.

name	Antonio Bernardo Vieira Maia
date of birth	July 15, 1959
occupation	Administrator
Individual taxpayer's ID (CPF) or passport number	510.578.677-72
position to be held	Member of the Board of Directors
other positions or duties with the issuer	Member of the Audit Committee
if elected by the controlling shareholder or not	Yes
if an independent member and, if so, the criteria used to establish the independence

      Independent member in accordance with the following criteria: (i) has no relationship with the Company; (ii) is not a controlling shareholder, spouse or second degree relative of the controlling shareholder, and is not tied to a company or entity related to the controlling shareholder; (iii) was not an employee or officer of the Company, of the controlling shareholder or an entity controlled by the Company; (iv) is not a direct or indirect supplier or buyer of services and/or products to/of the Company in a magnitude that implies loss of independence; (v) is not an employee or manager of a company or entity offering or demanding services and/or products to/from the Company; (vi) is not a spouse or second degree relative of any manager of the Company; and (vii) does not receive any compensation from the Company in addition to the compensation received as a result of exercising the position of member of the Board of Directors and of member of the Audit Committee of the Company.

number of consecutive terms of office	5

      information on:

      i. main professional experiences over the last 5 years, indicating:

      • company's name and industry

      • position

      • if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

      ii. indicate all management positions it holds in other companies or third sector organizations

      Antonio Bernardo Vieira Maia. Mr. Maia was elected member of our board of directors on April 2013 and has been a member of our audit committee since August, 2013 and has served as chairman of the audit committee since May 2014 to October 2017. He was also a member of our Financial Committee from October 2014 to December 2016, member of the board of directors of TLSA (company joint controlled by us) and of FTL and CSN Mineração (controlled by us). He has also been chief executive officer of BRG Capital Ltda. Since July 2005. From April 1995 to May 2005 he was Officer of Credit Suisse/Banco Garantia de Investimentos S.A. He began his career in Citibank Brazil, as a trainee, in 1982 and moved to New York in 1986, where he first worked as an Institutional Investment Analyst of Citigroup for Latin America, until become an Officer of Citibank New York. Prior to that, he worked as an associate at Banco Bozano Simonsen de Investimentos in Rio from August 1979 to December 1981, and he served as a member of the board of directors of Banque Bénédict Hentsch & Cie SA, Geneva, Switzerland, from April to December 2006. He graduated in 1981 with a degree in business and public administration from Fundação Getulio Vargas.

      description of any of the following events that have occurred during the last 5 years:

      i. any criminal conviction

      ii. any conviction in CVM's administrative proceedings and the penalties applied

      iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

      Mr. Antonio Bernardo Vieira Maia stated, for all legal purposes, that, in the last five (5) years, has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative lawsuits of CVM nor any final judicial or administrative conviction, which resulted in the suspension or disqualification for the practice of any professional or commercial activity.

name	Miguel Ethel Sobrinho
date of birth	23/09/1946
occupation	Engineer
Individual taxpayer's ID (CPF) or passport number	332.8816.028-00
position to be held	Member of the Board of Directors
other positions or duties with the issuer	Member of the Audit Committee
if elected by the controlling shareholder or not	Yes
if an independent member and, if so, the criteria used to establish the independence independent member in accordance with the following criteria: (i) has no relationship with the Company; (ii) is not a controlling shareholder, spouse or second degree relative of the controlling shareholder, and is not tied to a company or entity related to the controlling shareholder; (iii) was not an employee or officer of the Company, of the controlling shareholder or an entity controlled by the Company; (iv) is not a direct or indirect supplier or buyer of services and/or products to/of the Company in a magnitude that implies loss of independence; (v) is not an employee or manager of a company or entity offering or demanding services and/or products to/from the Company; (vi) is not a spouse or second degree relative of any manager of the Company; and (vii) does not receive any compensation from the Company in addition to the compensation received as a result of exercising the position of member of the Board of Directors and of member of the Audit Committee of the Company.

number of consecutive terms of office	0

      information on:

      i. main professional experiences over the last 5 years, indicating:

      • company's name and industry

      • position

      • if the company is part of (i) the issuer's economic group, or (ii) is controlled by a shareholder of the issuer with direct or indirect interest equal to or greater than 5% of the same class or type of the issuer's securities

      ii. indicate all management positions it holds in other companies or third sector organizations

      He has been a member of the Board of Directors of CSN Mineração SA since 2016. He is a director and shareholder of Participa - Empreendimentos Imobiliários e Participações Ltda., Acting as entrepreneur and developer of activities aimed at participation in shopping centers, water and gas projects and in fast food chains. He held the position of Chairman of the Board of Directors of La Fonte Indústria e Comércio from 1985 to 1995 and of Vice President of the same Board from 1995 to 1999. He holds a degree in Production Engineering from the Polytechnic School of the University of São Paulo, (MBA) from the College of Economics and Administration of the University of São Paulo, he was Professor of Analysis of Investments and Projects at the Faculty of Economics and Administration of the University of São Paulo, Professor of Economics and Operational Research at the mentioned college in the period 1985/1988 and member of the Curator Council and founder of the Foundation Institute of Administration of the University of São Paulo.

      description of any of the following events that have occurred during the last 5 years:

      i. any criminal conviction

      ii. any conviction in CVM's administrative proceedings and the penalties applied

      iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity

      Mr. Miguel Ethel Sobrinho stated, for all legal purposes, that, in the last five (5) years, has not been subject to the effects of any criminal conviction, any conviction or penalty in administrative lawsuits of CVM nor any final judicial or administrative conviction, which resulted in the suspension or disqualification for the practice of any professional or commercial activity.

      12.6. Regarding each one of the persons who occupied the position of member of the board of directors or the fiscal council in the last year, report, in a table, the attendance percentage in the meetings held by the respective body in the same period, which occurred after taking office:

Members of the Board of Directors
Name	Meetings Participation
Benjamin Steinbruch	100%
Antonio Bernardo Vieira Maia	90,90%
Yoshiaki Nakano	100%
Fabiam Franklin	100%
Fernando Perrone(1)	100%
Léo Steinbruch	83,33%
André Coji (Member)	83,33%
Susana Hanna Stiphan Jabra (Member)	100%
Tufi Daher Filho (Member)	100%
Beatriz Santos Martini (Alternate)	16,66%
Ian Peter Brandt Searby (Alternate) (2)	0
Angélica Maria de Queiroz (Alternate)(2)	0
(1) In 2018 he was on the Board of Directors only from 1/1/2018 to 1/8/2018. (2) Alternate member did not replace the member on any occasion.

      12.7. Provide the information mentioned in item 12.5 concerning the members of the statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

      The Company has an Audit Committee, whose members are listed below:

Name	Antonio Bernardo Vieira Maia	Yoshiaki Nakano
Informações	See information regarding the Board of Directors	See information regarding the Board of Directors

      12.8. For each one of the people who worked as members of the statutory committees, as well as in the audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

Members of the Audit Committee
Name	Meetings Participation
Antonio Bernardo Vieira Maia	90%
Yoshiaki Nakano	100%
Fernando Perrone(1)	100%

(1)	In 2018 he was on the Board of Directors only from 1/1/2018 to 1/8/2018.

      12.9.     Marital relationships, stable unions or kinship up to the second degree between:

a) the Company's management
Not applicable
b) the Company's management and the management of subsidiaries, direct or indirect, of the Company
Not applicable
c) the Company's management or of its subsidiaries, direct or indirect, and direct or indirect controlling shareholders of the Company:
Not applicable
d) the Company's management and the management of controlling subsidiaries, direct or indirect, of the Company
Not applicable

      12.10. Inform the relationships of subordination, of service rendering or control maintained in the past 3 fiscal years between the issuer's managers and:

a) company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, all of the share capital
Not applicable
b) direct or indirect controlling shareholder of the Company
Not applicable
c) if relevant, supplier, client, debtor or creditor of the issuer, its controlling or subsidiaries or subsidiaries of any of these people
Not applicable.

      Attachment IV – Information on Management Compensation

      (Pursuant to item 13 of Attachment 24 of CVM Instruction 480/09)

      13.1 compensation policy and practices for the board of directors, statutory and non-statutory directors, fiscal council, statutory committees and audit, risk and financial committees, as to the following aspects

      a. objectives of the compensation policy or practice, informing if the compensation policy has been formally approved, the body responsible for its approval, date of approval and, if the Company discloses the policy and where the document can be found

      The Company adopts the following practices:

      Board of Directors:

      The Company’s practice is to promote compatibility between the compensation offered and the responsibility exercised, or dedication time required for the position. The Board of Directors establishes Company guidelines, controlling its implementation by company executives.

      Fiscal Council

      The Company complies with the provisions of the applicable legislation and compensation is determined by the general meeting that elects the Fiscal Council which, in any case, may not be less than ten per cent of the average compensation attributed to each director, excluding benefits, representation funds and profit sharing.

      Statutory Executive Board:

      The Company's practice is to guarantee a competitive compensation for senior executives, being compatible with the responsibilities required for the positions, considering the necessary responsibility and commitment to achieve the Company’s strategic objectives within the increasingly competitive and globalized scenario involving such positions.

      Non-Statutory Executive Board:

      The Company's compensation practice is to provide balance between internal factors (among its executive body) and external factors (market practices), that allows the Company to attract, retain and motivate its executives so they can achieve the corporate objectives within the increasingly competitive and globalized scenario involving such positions.

      Audit Committee:

      The compensation practice is compatible with the responsibility exercised by the position and takes into consideration the attributions involved for the Audit Committee.

      b. Compensation composition, appointing:

      (i) description of the compensation elements and objectives of each one;

      Board of Directors:

      The members of the Board of Directors are only entitled to a fixed compensation, that is, a monthly amount that is determined at a Board of Directors’ meeting and is compatible with the responsibilities of the role. All members receive the same amount, except those who are part of the Audit Committee, which receive a different amount since they exercise two roles.

      As for the Fiscal Council, the monthly compensation of each of its members follows legal requirements, in particular Paragraph 3 or Article 162 of the Brazilian Corporations Law, and compensation is approved at CSN’s Annual Shareholders’ Meeting, in the amount of 10% (ten percent) of the average of the fixed compensation of the Company's Executive Officers, excluding benefits, representation funds and profit sharing. In addition to such compensation, the members of the Fiscal Council shall be entitled to reimbursement of travel and accommodation expenses required for them to carry out their activities.

      Statutory Executive Board:

      Members of the Statutory Executive Board are entitled to an annual compensation comprised by a fixed amount (monthly) and variable amount (bonus based on goals and other bonuses*) and is aimed at guaranteeing compatibility between the role exercised and the compensation being paid.

      * Other Bonuses: The Company may eventually pay an extra variable compensation, depending on the achievement of specific works, projects and/or goals, and the extra payment is linked to such projects. This additional variable compensation is normally tied to the monthly compensation, or any other form of compensation that is compatible with the expected results and goals assigned to the Executive Officer for such project.

      Members of the Statutory Executive Board are also entitled to the following benefits: Health Plan, Dental Plan, Life Insurance, Pension Plan and Annual Check Ups. The Chief Executive Officer is entitled to a helicopter and 2 bullet proof vehicles.

      Non-Statutory Executive Board:

      Members of the Non-Statutory Executive Board are entitled to fixed and variable compensation. The fixed portion is a nominal monthly salary, plus vacations and extra salary at the end of the year, as provided for in the labor legislation, and is aimed at guaranteeing compatibility between the role exercised and the compensation being paid. The variable portion allows executive the opportunity for an additional compensation that is based on the Company achieving its corporate goals, the executive’s department achieving specific goals, as well as his/her individual performance in addition to being strategic for talent attraction and retention. The variable component is paid on an annual basis and in the form of profit sharing.

      Members of the Non-Statutory Executive Board are also entitled to the following benefits: Health Plan, Dental Plan, Life Insurance, Pension Plan, Meal Vouchers, Annual Check Up and Paid Vacations.

      Audit Committee:

      Members of the Audit Committee are only entitled to a fixed monthly compensation that is determined at a Board of Directors’ meeting and is aimed at guaranteeing compatibility between the role exercised and the compensation being paid.

      (ii) the proportion of each element in the total compensation;

      For Board of Directors, Fiscal and the Audit Committees, fixed compensation represents 100% of total compensation.

      For the Statutory Board and Non-Statutory Board, fixed compensation generally represents 100% of total compensation but in some cases, total compensation is divided into a fixed amount (50%) and a variable amount (50%), or another proportion that better suits the role of the executive and/or other specific conditions that such executive negotiated directly with Company.

       (iii) methodology for calculating and adjusting each component of the compensation;

      Board of Directors and Fiscal Council:

      Fixed compensation is paid in 12 monthly installments, without a previous definition of readjustments.

      Statutory Board:

      Fixed compensation is paid in 12 monthly installments, in addition to the possible variable compensation previously mentioned.

      Variable compensation is paid during the calendar year, at a specific predefined month and condition defined in the employment contract of each Statutory Executive, with the highest amount being paid in the month of April of each year, after the performance evaluation of the specific goals achieved.

      Total compensation (fixed + variable) are defined at the beginning of the mandate term, has a two-year validity and may be renegotiated at the renewal of the employment contract if both parties wish to do so.

      Non-Statutory Board:

      The fixed compensation of the Non-Statutory Board is paid annually in thirteen monthly installments, in addition to 33.33% of the nominal monthly salary for paid vacation as required by law, and a further 36.67% of the nominal monthly salary as a voluntary vacation bonus.

      Adjustments to the fixed monthly salary is based on variations of the Executive Market growth or defined by the accumulated 12-month inflation rate. The adjustment is applied once a year. Variable compensation is paid, as a rule, in the month of April of each year, after the performance evaluation of the specific goals achieved, and the amounts can reach up to 12x the nominal monthly salary.

      Audit Committee:

      Fixed compensation is paid in 12 monthly installments, without a previous definition of readjustments.

       (iv) justifications for the composition of the compensation

      BOARD OF DIRECTORS: fixed compensation based on market practice.

      FISCAL COUNCIL: fixed compensation is 10% (ten percent) of the average fixed compensation of the Company's Executive Officers, as provided by law.

      STATUTORY EXECUTIVE BOARD: fixed compensation based on market practice, variable compensation linked to the achievement of previously established corporate, division and individual goals.

      NON-STATUTORY EXECUTIVE fixed compensation based on market practice, variable compensation linked to the achievement of previously established corporate, division and individual goals.

      AUDIT COMMITTEE: fixed compensation based on market practice.

       (v) existence of non-compensated members at the Company and why

      Not applicable.

      c. Main performance indicators that are taken into account in determining each component of compensation:

      Fixed compensation: the responsibilities of the role, through assessment based on specific methodology carried out by external specialized compensation consultants.

      Variable compensation: the achievement of previously established corporate, division and individual goals in which the Statutory or Non-Statutory Executive is responsible for. An additional variable portion may also be paid depending on the recognition of specific works, projects or differentiated goals.

      d. how compensation is structured to reflect the evolution of performance indicator:

      The Company's overall goals are defined at the beginning of each year. These goals are then segregated, as applicable, into the different operational areas within the Company in such a way that the Statutory and Non-Statutory Executives are able to agree on the specific goals that each of the different operational areas must achieve. In addition, individual goals are also determined. The fulfillment of these goals is periodically discussed and monitored throughout the year and a final assessment is carried out at the end of the fiscal year, which is then used as basis for calculating variable compensation. The maximum amount of variable compensation is defined based on nominal monthly salary of the Statutory and Non-Statutory Executives in a way that variable compensation is paid for the achievement of goals, according to the proportion agreed by the Statutory and Non-Statutory Executives.

      It is also worth noting that all the goals set for each Statutory and Non-Statutory Executive will be weighted in accordance with the achievement of the goals previously mentioned.

      e. how does the compensation policy or practice align with the Company's short, médium and long-term interests:

      The compensation practice is aligned with the company's short, medium and long-term interests through the Strategy Management Cycle in which goals are established according to the Company’s strategic and budget plans, and the compensation amount is defined after the performance evaluation. This practice is supported by the following points:

•	Focus on strategic objectives, representing actions that have a significant impact on the continuous improvement of the Company’s performance.
•	Measurement and assessment on the corporate objectives foreseen in the annual budget, with deviations reflecting the achievement or not of such objectives.
•	Defined after the achievement of Company's goals.
•	Description, formulas and goals are clear, easy to understand and previously defined.
•	Comparison with best practices and evaluation reviews follow a standardized methodology.

      These elements aim for the Company to achieve excellent results.

      f. existence of compensation paid by subsidiaries, controlled companies or direct or indirect controllers

      There is no compensation received by administrators by subsidiaries, controlled or direct or indirect controllers of the Company.

      g. existence of any compensation or benefit linked to a particular corporate event, such as the sale of the Company's ownership control:

      There is no compensation or benefit linked to the occurrence of any corporate event.

      h. practices adopted by the board of directors to define the individual compensation of the board of directors and the executive board:

      (i) the Company's bodies and committees that participate in the decision-making process and how such participation takes place

      The compensation of the board of directors is defined by the board of directors, as proposed by the chairman of the board of directors, and the remuneration of the executive board is approved by the chairman of the board of directors, through documents and presentations on the subject. (ii) criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of these studies

      Market practice studies are carried out by consultants specializing in compensation and the same is true for decisions taken by the Chairman of the Board of Directors. The adopted methodology is from the Korn Ferry Hay Group, which uses comparison panels of specific companies of the domestic market.

      (iii) how often does the board of directors assesses the adequacy of the Company's compensation policy.

      Every 2 and 3 years a market practice study is carried out and submitted to the appreciation of the Chairman of the Board of Directors.

      13.2 Total compensation of the board of directors, statutory executive board and fiscal council

Total Compensation for the Fiscal Year ended on December 31, 2016 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members¹	6.42	5.83	N/A	12.25
Number of Paid Members	6.42	5.83	N/A	12.25
Fixed Annual Compensation	R$ 1,527,840	R$ 18,157,715	N/A	R$ 19,685,555
Salary or Fixed Monthly Fee	R$ 913,200	R$ 13,081,307	N/A	R$ 13,994,507
Benefits (Direct & Indirect)	N/A	R$ 2,460,147	N/A	R$ 2,460,147
Participation in Committees	R$ 360,000	N/A	N/A	R$ 360,000
Other	R$ 254,640	R$ 2,616,261	N/A	R$ 2,870,901
Variable Compensation	N/A	R$ 52,166,513	N/A	R$ 52,166,513
Bonus	N/A	R$ 43,472,094	N/A	R$ 43,472,094
Profit Sharing	N/A	N/A	N/A	N/A
Participation in Meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Other	N/A	R$ 8,694,419	N/A	R$ 8,694,419
Retirement	N/A	R$ 305,747	N/A	R$ 305,747
Disposal from Position	N/A	N/A	N/A	N/A
Share-based	N/A	N/A	N/A	N/A
Total Compensation	R$ 1,527,840	R$ 70,629,975	R$ 0	R$ 72,157,815

      ¹ The number of members of each body corresponds to the annual average of the number of members which is calculated as monthly ratio with 2 decimal places, as determined in item “10.2.13”.

      Administration compensation (section 13)” of the OFÍCIO-CIRCULAR/CVM/SEP/N° 03/2019.

      Number of Board of Directors members in 2016: 77/12 months = 6.42 members

      Number of Statutory Executive Board members in 2016: 70/12 months = 5.83 members

Total Compensation for the Fiscal Year ended on December 31, 2017 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members¹	6.42	4.83	N/A	11.25
Number of Paid Members	6.42	4.83	N/A	11.25
Fixed Annual Compensation	R$ 2,309,760	R$ 14,565,789	N/A	R$ 16,875,549
Salary or Fixed Monthly Fee	R$ 1,384,800	R$ 10,259,726	N/A	R$ 11,644,526
Benefits (Direct & Indirect)	N/A	R$ 2,254,118	N/A	R$ 2,254,118
Participation in Committees	R$ 540,000	N/A	N/A	R$ 540,000
Other	R$ 384,960	R$ 2,053,421	N/A	R$ 2,438,381
Variable Compensation	N/A	R$ 22,845,106	N/A	R$ 22,845,106
Bonus	N/A	R$ 19,037,589	N/A	R$ 19,037,589
Profit Sharing	N/A	N/A	N/A	N/A
Participation in Meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Other	N/A	R$ 3,807,518	N/A	R$ 3,807,518
Retirement	N/A	R$ 109,786	N/A	R$ 109,786
Disposal from Position	N/A	N/A	N/A	N/A
Share-based	N/A	N/A	N/A	N/A
Total Compensation	R$ 2,309,760	R$ 37,520,681	R$ 0	R$ 39,830,441

      ¹ The number of members of each body corresponds to the annual average of the number of members which is calculated as monthly ratio with 2 decimal places, as determined in item “10.2.13”.
      Administration compensation (section 13)” of the OFÍCIO-CIRCULAR/CVM/SEP/N° 03/2019.
      Number of Board of Directors members in 2017: 77/12 months = 6.42 members
      Number of Statutory Executive Board members in 2017: 58/12 months = 4.83 members

Total Compensation for the Fiscal Year ended on December 31, 2018 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members¹	5.58	5.08	1.58	10.67
Number of Paid Members	5.58	5.08	1.58	10.67
Fixed Annual Compensation	R$ 2,005,200	R$ 14,600,964	R$ 300,669	R$ 16,966,833
Salary or Fixed Monthly Fee	R$ 1,206,000	R$ 10,138,812	R$ 300,558	R$ 11,645,370
Benefits (Direct & Indirect)	N/A	R$ 2,434,389	N/A	R$ 2,434,389
Participation in Committees	R$ 465,000	N/A	N/A	R$ 465,000
Other	R$ 334,200	R$ 3,027,762	R$ 60,112	R$ 2,422,074
Variable Compensation	N/A	R$ 15,881,598	N/A	R$ 15,881,598
Bonus	N/A	R$ 13,234,665	N/A	R$ 13,234,665
Profit Sharing	N/A	N/A	N/A	N/A
Participation in Meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Other	N/A	R$ 2,646,933	N/A	R$ 2,646,933
Retirement	N/A	R$ 105,360	N/A	R$ 105,360
Disposal from Position	N/A	N/A	N/A	N/A
Share-based	N/A	N/A	N/A	N/A
Total Compensation	R$ 2,005,200	R$ 30,587,923	R$ 360,669	R$ 32,953,792

      ¹ The number of members of each body corresponds to the annual average of the number of members which is calculated as monthly ratio with 2 decimal places, as determined in item “10.2.13”.

      Administration compensation (section 13)” of the OFÍCIO-CIRCULAR/CVM/SEP/N° 03/2019.

      Number of Board of Directors members in 2018: 67/12 months = 5.58 members

      Number of Statutory Executive Board members in 2018: 60/12 months = 5 members

      Number of Fiscal Council members in 2018: 19/12 months = 1.58 members

Expected Total Compensation for the Fiscal Year to end on December 31, 2019 – Annual Amounts
	Board of Directors	Statutory Board	Fiscal Council	Total
Number of Members¹	8.33	9.00	3.00	20.33
Number of Paid Members	8.33	9.00	3.00	20.33
Fixed Annual Compensation	R$ 2,700,000	R$ 27,513,651	R$ 721,338	R$ 30,934,989
Salary or Fixed Monthly Fee	R$ 1,890,000	R$ 20,521,675	R$ 601,115	R$ 23,012,791
Benefits (Direct & Indirect)	N/A	R$ 2,887,640	N/A	R$ 2,887,640
Participation in Committees	R$ 360,000	N/A	N/A	R$ 360,000
Other	R$ 450,000	R$ 4,104,335	R$ 120,223	R$ 4,674,558
Variable Compensation	N/A	R$ 51.631.298	N/A	R$ 51,631,298
Bonus	N/A	R$ 42,606,081	N/A	R$ 42,606,081
Profit Sharing	N/A	N/A	N/A	N/A
Participation in Meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Other	N/A	R$ 8,521,216	N/A	R$ 8,521,216
Retirement	N/A	R$ 609,714	N/A	R$ 609,714
Disposal from Position	N/A	N/A	N/A	N/A
Share-based	N/A	N/A	N/A	N/A
Total Compensation	R$ 2,700,000	R$ 79,754,662	R$ 721,338	R$ 83,176,000

      ¹ The number of members of each body corresponds to the annual average of the number of members which is calculated as monthly ratio with 2 decimal places, as determined in item “10.2.13”.

      Administration compensation (section 13)” of the OFÍCIO-CIRCULAR/CVM/SEP/N° 03/2019.

      Number of Board of Directors members in 2019: 100/12 months = 8.33 members

      Number of Statutory Executive Board members in 2019: 108/12 months = 9,00 members

      Number of Fiscal Council members in 2019: 36/12 months = 3,00 members

      13.3 Variable remuneration for the last 3 years and forecast for the current fiscal year for the board of directors, statutory executive board and fiscal council:

Variable Compensation – fiscal year ended on December 31, 2016	Board of Directors	Statutory Board	Fiscal Council	Total

Number of members	N/A	5.83	N/A	5.83
Number of paid members	N/A	5.83	N/A	5.83
Bonus
Minimum amount foreseen in the compensation plan²	N/A	R$ 0	N/A	R$ 0
Maximum amount foreseen in the compensation plan ¹	N/A	R$ 53,800,217	N/A	R$ 53,800,217
Amount foreseen in the compensation plan, if goals were reached	N/A	R$ 53,800,217	N/A	R$ 53,800,217
Amount effectively recognized in the income for the fiscal year	N/A	R$ 43,472,094	N/A	R$ 43,472,094
Profit sharing
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Amount foreseen in the compensation plan, if goals were reached	N/A	N/A	N/A	N/A
Amount effectively recognized in the income for the fiscal year	N/A	N/A	N/A	N/A

Variable Compensation – fiscal year ended on December 31, 2017	Board of Directors	Statutory Board	Fiscal Council	Total

Number of members	N/A	4.83	N/A	4.83
Number of paid members	N/A	4.83	N/A	4.83
Bonus
Minimum amount foreseen in the compensation plan²	N/A	R$ 0	N/A	R$ 0
Maximum amount foreseen in the compensation plan ¹	N/A	R$ 36,948,031	N/A	R$ 36,948,031
Amount foreseen in the compensation plan, if goals were reached	N/A	R$ 36,948,031	N/A	R$ 36,948,031
Amount effectively recognized in the income for the fiscal year	N/A	R$ 19,037,589	N/A	R$ 19,037,589
Profit sharing
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Amount foreseen in the compensation plan, if goals were reached	N/A	N/A	N/A	N/A
Amount effectively recognized in the income for the fiscal year	N/A	N/A	N/A	N/A

Variable Compensation – fiscal year ended on December 31, 2018	Board of Directors	Statutory Board	Fiscal Council	Total

Number of members	N/A	5.00	N/A	5.00
Number of paid members	N/A	5.00	N/A	5.00
Bonus
Minimum amount foreseen in the compensation plan²	N/A	R$ 0	N/A	R$ 0
Maximum amount foreseen in the compensation plan ¹	N/A	R$ 57,907,975	N/A	R$ 57,907,975
Amount foreseen in the compensation plan, if goals were reached	N/A	R$ 43,712,739	N/A	R$ 43,712,739
Amount effectively recognized in the income for the fiscal year	N/A	R$ 13,234,665	N/A	R$ 13,234,665
Profit sharing
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Amount foreseen in the compensation plan, if goals were reached	N/A	N/A	N/A	N/A
Amount effectively recognized in the income for the fiscal year	N/A	N/A	N/A	N/A

Expected Variable Compensation for the current fiscal year (2019)	Board of Directors	Statutory Board	Fiscal Council	Total

Number of members	N/A	9.00	N/A	9.00
Number of paid members	N/A	9.00	N/A	9.00
Bonus
Minimum amount foreseen in the compensation plan²	N/A	R$ 0	N/A	R$ 0
Maximum amount foreseen in the compensation plan ¹	N/A	R$ 45,375,606	N/A	R$ 45,375,606
Amount foreseen in the compensation plan, if goals are reached	N/A	R$ 42,606,081	N/A	R$ 42,606,081
Profit sharing
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Minimum amount foreseen in the compensation plan	N/A	N/A	N/A	N/A
Amount foreseen in the compensation plan, if goals are reached	N/A	N/A	N/A	N/A

      ¹ The maximum amount foreseen for variable compensation considers that all goals set for the Company, divisions and individual achievements are met or surpassed.

      ²There is no minimum guarantee.

      13.4 Compensation plan based on shares for the board of directors and the statutory executive board during the last fiscal year and expected for the current fiscal year

      Not applicable.

      13.5 Compensation plan based on shares for the board of directors and the statutory executive board during the last 3 years:

      Not applicable.

      13.6 Outstanding stock options for the board of directors and the statutory executive board for the last fiscal year:

      Not applicable.

      13.7 Stock options exercised with shares delivered for share-based compensations for the board of directors and the statutory executive board in the last 3 fiscal years, in table format:

      Not applicable.

      13.8 Additional information required for the full comprehension of items 13.5 to 13.7 (including pricing method for the shares within the scope of the stock option plan):

      Not applicable.

      13.9 SHARES OR QUOTAS DIRECTLY OR INDIRECTLY HELD IN BRAZIL OR abroad, AND OTHER SECURITIES CONVERSIBLE IN SHARES OR QUOTAS, ISSUED BY THE COMPANY, ITS DIRECT OR INDIRECT CONTROLLERS, subsidiaries OR commonly controlled BY MEMBERS OF THE BOARD OF DIRECTORS, executive board or FISCAL COUNCIL, GROUPED BY ORGAN, ON THE CLOSING DATE OF THE LAST FISCAL YEAR:

COMPANY		December 31, 2018
		Board of Directors	Statutory Board	Fiscal Council	Total
Company	Type
Companhia Siderúrgica Nacional	Common Shares	1,502	0	-	1,502

CONTROLLING SHAREHOLDERS		December 31, 2018
		Board of Directors	Statutory Board	Fiscal Council	Total
Company	Type
CFL Participações S.A.	Shares	327,838,304	0	0	327,838,304
Rio Purus Participações S.A.	Shares	1,000*	0	0	1,000
Vicunha Têxtil S.A.	Shares	2,650*	0	0	2,650

      * Includes shares possibly held by members of the Executive Board who are also members of the Board of Directors

      13.10 INFORMATION CONCERNING PENSION PLANS OFFERED TO MEMBERS OF THE BOARD OF DIRECTORS AND THE STATUTORY EXECUTIVE BOARD:

      The Company sponsors members of the Statutory Executive Board with a supplementary pension plan (CBS Previdência - Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional), in which participants can contribute from 3% to 6% of their monthly nominal salary/fees and the company matches 100% of the contribution.

	CBS Previdência – Caixa Beneficente dos Empregados da Companhia Siderúrgica Nacional
	Board of Directors	Statutory Executive Board
Number of Members (1)	N/A	3.00
Number of Paid Members		3.00
Plan Name (2)	N/A	Plano Misto de Benefício Suplementar e Plano de Benefícios CBSPREV
Number of members who are eligible to retire	N/A	2
Conditions for early retirement (3)	N/A	(3)
Accumulated contributions accrued up to the end of the last fiscal year, minus the portion related to contributions made directly by the members	N/A	R$ 1,696,386.02
Accumulated contributions during the last fiscal year, minus the portion related to contributions made directly by the members	N/A	R$ 100,561.36
Possibility of early redemption and conditions	N/A	Yes, if not longer an employee or not receiving benefits from CBS

      (1) Statutory executives participating in the plan, as of December 31, 2018

      (2) The Plano Misto de Benefício Suplementar is structured under the variable modality, while the Plano CBSPREV is structured under the Contribuição Definida fixed modality (without actuarial risks components).

      (3) Early Retirement: The early retirement benefit will be granted to the participant upon request and will be paid in monthly and successive installments, subject to the conditions set forth in the plan’s regulation, available on the company’s Intranet, as well as approval by PREVIC and publication on the newspaper DOU – Diário Oficial da União, having its initial value fixed according to the option for the form of receipt and the amount accumulated in its respective FGB.

      13.11 maximum, minimum and average compensation for the board of directors, executive Board and fiscal council:

Fiscal Year – 2016	Board of Directors	Executive Board	Fiscal Council
Number of Members	6.42	5.83	N/A
Maximum individual compensation/year	R$ 264,000	R$ 4,560,000	N/A
Minimum individual compensation/year	R$ 144,000	R$ 503,866	N/A
Average individual compensation/year	R$ 198,421	R$ 2,243,792	N/A

Fiscal Year – 2017	Board of Directors	Executive Board	Fiscal Council
Number of Members	6.42	4.83	N/A
Maximum individual compensation/year	R$ 396,000	R$ 4,915,361	N/A
Minimum individual compensation/year	R$ 216,000	R$ 543,132	N/A
Average individual compensation/year	R$ 266,306	R$ 2,122,702	N/A

Fiscal Year – 2018	Board of Directors	Executive Board	Fiscal Council
Number of Members	5.58	5.08	1.58
Maximum individual compensation/year	R$ 475,200	R$ 5,038,790	R$ 120,223
Minimum individual compensation/year	R$ 259,200	R$ 556,771	R$ 10,019
Average individual compensation/year	R$ 345,600	R$ 1.994,520	R$ 227,791

      13.12 contractual arrangements, insurance policies or other instruments used to structure compensation or for indemnities to administrators in case of dismissal or retirement (including the financial effects for the company):

      Not applicable.

      13.13 Percentage of the total compensation of each body that is recognized in the company’s annual results in reference to board of directors, statutory executive board and fiscal council that are related parties, directly or indirectly, to controlling shareholders, as defined by the accounting principal that govern such matter

	2016
	Board of Directors	Statutory Executive Board	Fiscal Council
Percentage	11.31%	74.72%	N/A

	2017
	Board of Directors	Statutory Executive Board	Fiscal Council
Percentage	11.22%	70.08%	N/A

	2018
	Board of Directors	Statutory Executive Board	Fiscal Council
Percentage	25.85%	59.07%	N/A

      13.14 VALUES RECOGNIZED IN THE COMOPANY’S RESULTS AS COMPENSATION FOR MEMBERS OF THE BOARD OF DIRECTORS, STATUTORY EXECUTIVE BOARD OR FISCAL COUNCIL, GROUPED BY BODY, FOR ANY REASON OTHER THAN NOT THE ROLES THEY OCCUPY (I.E.: COMMITTEES AND CONSULTING SERVICES)

      Not applicable.

      13.15 VALUES RECOGNIZED IN THE RESULTS OF DIRECT OR INDIRECT SUBSIDIARIES OF THE COMPANY, OR OF COMPANIES UNDER JOINT CONTROL, AS REMUNERATION OF MEMBERS OF THE BOARD OF DIRECTORS, STATUTORY EXECUTIVE BOARD OR AUDIT COMMITTEE, GROUPED BY ORGAN, SPECIFYING WHAT VALUES HAVE BEEN RECORDED TO SUCH INDIVIDUALS

      Fiscal year ended in 2016 – compensation received for positions held at the Company

	Board of Directors	Statutory Executives	Fiscal Council	Total
Direct and Indirect Parent Companies	N/A	N/A	N/A	N/A
Subsidiaries of the Company	R$ 13,712.00	N/A	N/A	R$ 13,712.00
Companies under Joint Ownership	N/A	N/A	N/A	N/A

      Fiscal year ended in 2016 – other compensations received

	Board of Directors	Statutory Executives	Fiscal Council	Total
Direct and Indirect Parent Companies	N/A	N/A	N/A	N/A
Subsidiaries of the Company	N/A	N/A	N/A	N/A
Companies under Joint Ownership	N/A	N/A	N/A	N/A

      Fiscal year ended in 2017 – compensation received for positions held at the Company

	Board of Directors	Statutory Executives	Fiscal Council	Total
Direct and Indirect Parent Companies	N/A	N/A	N/A	N/A
Subsidiaries of the Company	R$ 13,712,00	N/A	N/A	R$ 13,712.00
Companies under Joint Ownership	N/A	N/A	N/A	N/A

      Fiscal year ended in 2017 – other compensations received

	Board of Directors	Statutory Executives	Fiscal Council	Total
Direct and Indirect Parent Companies	N/A	N/A	N/A	N/A
Subsidiaries of the Company	N/A	N/A	N/A	N/A
Companies under Joint Ownership	N/A	N/A	N/A	N/A

      Fiscal year ended in 2018 – compensation received for positions held at the Company

	Board of Directors	Statutory Executives	Fiscal Council	Total
Direct and Indirect Parent Companies	N/A	N/A	N/A	N/A
Subsidiaries of the Company	R$ 11,397.00	N/A	N/A	R$ 11,397.00
Companies under Joint Ownership	N/A	N/A	N/A	N/A

      Fiscal year ended in 2018 – other compensations received

	Board of Directors	Statutory Executives	Fiscal Council	Total
Direct and Indirect Parent Companies	N/A	N/A	N/A	N/A
Subsidiaries of the Company	N/A	N/A	N/A	N/A
Companies under Joint Ownership	N/A	N/A	N/A	N/A

      13.16 Other relevant information:

      Not applicable.

      SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
      Date: March 27, 2019

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

      FORWARD-LOOKING STATEMENTS

      This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.